SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

29 January 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 29 January 2026
           re: 2025 results

Lloyds Banking Group plc

2025 results

29 January 2026

CONTENTS

Results for the full year	1
Income statement (underlying basis)A and key balance sheet metrics	3
Quarterly informationA	4
Balance sheet analysis	5
Group results – statutory basis	6
Group Chief Executive’s statement	7
Summary of Group resultsA	9

Divisional results
Segmental analysis – underlying basisA	18
Retail	19
Commercial Banking	21
Insurance, Pensions and Investments	23
Equity Investments and Central Items	27

Risk management
Principal risks and uncertainties	29
Capital risk	30
Credit risk	35
Liquidity risk	48
Interest rate sensitivity	50

Statutory information
Condensed consolidated financial statements (unaudited)	51
Consolidated income statement (unaudited)	51
Consolidated statement of comprehensive income (unaudited)	52
Consolidated balance sheet (unaudited)	53
Consolidated statement of changes in equity (unaudited)	54
Consolidated cash flow statement (unaudited)	56
Notes to the condensed consolidated financial statements (unaudited)	57

Key dates
Basis of presentation	61
Alternative performance measures	61
Forward-looking statements	62
Contacts	68

Preliminary results
The financial information contained in this document is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006.

Forward-looking statements

This news release contains forward-looking statements. For further details, reference should be made to page 1.

Alternative performance measures
The Group uses a number of alternative performance measures, including underlying profit, in the description of its business performance and financial position. These measures are labelled with a superscript ‘A’ throughout this document, with the exception of content on pages 1 to 2 and pages 1 to 8 which is, unless otherwise stated, presented on an underlying basis. Further information on these measures is set out on page 1.

RESULTS FOR THE FULL YEAR

“In 2025, we entered the second phase of our five year strategy and continued to deliver for customers, shareholders and wider stakeholders. As our strategic transformation accelerates into 2026, we remain guided by our purpose of Helping Britain Prosper in driving positive change in areas where we can have impact at scale and create value.

The Group demonstrated sustained strength in financial performance in 2025, including in the final quarter, with continued balance sheet and income growth, as well as strong cost discipline and credit performance. This performance enables total shareholder distributions of c.£3.9 billion for the year.

Looking ahead to 2026 and the culmination of the five year strategy we set out in 2022, our continued business momentum and strategic delivery enable us to upgrade guidance. The sustained strength in performance means we are well positioned for 2026 and beyond. Having entered this year on a positive trajectory, I look forward to sharing more detail on the next stage of the Group’s strategy, beyond the current plan, in July.”

Charlie Nunn, Group Chief Executive

Delivering on our purpose-driven strategy, confident in delivering 2026 strategic outcomes
●
Diversified revenue growth across the business through focusing on building the core franchise, deeper customer relationships, developing high value business areas and cross-Group collaboration
●
Delivered £1.4 billion of annualised additional revenues from strategic initiatives in 2025; now confident in delivering c.£2 billion by the end of 2026 (ahead of previous target of c.£1.5 billion)
●
Enhancing operating leverage through transforming delivery capabilities and capitalising on scale, driving gross cost savings of £1.9 billion since 2021
●
Progress in digital capabilities to innovate at scale and reinforce competitive strength, driving revenue and efficiency opportunities, as highlighted at the Digital and AI seminar in November 2025. Focused on extending leadership position across new and emerging technologies including Generative AI (Gen AI) and digital assets

Sustained strength in financial performance1
●
Statutory profit before tax of £6.7 billion (2024: £6.0 billion) benefitting from higher total income, partially offset by higher operating expenses and a higher impairment charge. Return on tangible equity of 12.9%, or 14.8% excluding a charge for motor finance commission arrangements in the third quarter. Fourth quarter return on tangible equity of 15.7%
●
Underlying net interest income of £13.6 billion, up 6% compared to 2024. This reflects a banking net interest margin of 3.06%, up 11 basis points year-on-year (up 4 basis points in the fourth quarter to 3.10%), alongside higher average interest-earning banking assets of £462.9 billion
●
Underlying other income of £6.1 billion, 9% higher than 2024 (2% higher in the fourth quarter versus the third), driven by strengthening customer activity and the benefit of strategic initiatives
●
Operating lease depreciation of £1,454 million, up 10%, due to fleet growth, the depreciation of higher value vehicles and declines in used electric car prices, partially offset by risk mitigation actions
●
Operating costs of £9.8 billion, up 3% versus the prior year, reflecting strategic investment (including increased severance expense), business growth costs and inflationary pressures, partially offset by cost savings from investment and continued business-as-usual cost discipline
●
Remediation costs of £968 million, of which £800 million related to the potential impact of motor finance commission arrangements taken in the third quarter
●
Underlying impairment charge of £795 million, reflecting strong and stable credit performance and an asset quality ratio of 17 basis points

Growth in the customer franchise
●
Underlying loans and advances to customers of £481.1 billion increased by £22.0 billion (5%) in the year, with growth across Retail of £18.8 billion and Commercial Banking of £2.7 billion. Balances increased by £4.0 billion in the fourth quarter, significantly driven by an increase in UK mortgages, Retail unsecured products and the European retail business
●
Customer deposits of £496.5 billion increased by £13.8 billion (3%) in the year, with £5.5 billion growth in Retail and £8.5 billion in Commercial Banking. Customer deposits reduced by £0.2 billion in the fourth quarter, with £1.0 billion growth in Retail current accounts, more than offset by a reduction in Commercial Banking balances

RESULTS FOR THE FULL YEAR (continued)

Strong capital generation driving increased capital returns
●
Strong capital generation of 147 basis points, or 178 basis points excluding the third quarter charge for motor finance. Pro forma CET1 ratio of 13.2% after increased ordinary dividend and announced share buyback
●
Risk-weighted assets of £235.5 billion, up £10.9 billion in 2025, reflecting lending growth and Retail secured CRD IV increases, partially offset by ongoing optimisation activity
●
Tangible net assets per share of 57.0 pence, up 4.6 pence in 2025, benefitting from attributable profit, the unwind of the cash flow hedge reserve and a reduction in the number of shares following the share buyback programme. This was partially offset by capital distributions, a lower pension surplus and higher intangible assets
●
The Board has recommended a final ordinary dividend of 2.43 pence per share, resulting in a total ordinary dividend for 2025 of 3.65 pence per share, up 15% on the prior year and in line with the Group's progressive and sustainable ordinary dividend policy
●
Given the Group’s strong capital position, the Board has also announced its intention to implement an ordinary share buyback programme of up to £1.75 billion. Going forward, the Group will now review excess capital distributions in addition to the ordinary dividend every half year
●
Total capital returns in respect of 2025 of up to £3.9 billion

2026 guidance
Based on our sustained strength in financial performance and our current macroeconomic assumptions, for 2026 the Group expects:
●
Underlying net interest income of c.£14.9 billion
●
Cost:income ratio of less than 50% (including operating costs of less than £9.9 billion)
●
Asset quality ratio of c.25 basis points
●
Return on tangible equity now of greater than 16%
●
Capital generation of greater than 200 basis points2
●
To pay down to a CET1 ratio of c.13.0%

1 See the basis of presentation on page 1.

2 Excludes capital distributions.

INCOME STATEMENT (UNDERLYING BASIS)A AND KEY BALANCE SHEET METRICS

	2025 £m	2024 £m	Change %

Underlying net interest income	13,635	12,845	6
Underlying other income	6,120	5,597	9
Operating lease depreciation	(1,454)	(1,325)	(10)
Net income	18,301	17,117	7
Operating costs	(9,761)	(9,442)	(3)
Remediation	(968)	(899)	(8)
Total costs	(10,729)	(10,341)	(4)
Underlying profit before impairment	7,572	6,776	12
Underlying impairment charge	(795)	(433)	(84)
Underlying profit	6,777	6,343	7
Restructuring	(46)	(40)	(15)
Volatility and other items	(70)	(332)	79
Statutory profit before tax	6,661	5,971	12
Tax expense	(1,904)	(1,494)	(27)
Statutory profit after tax	4,757	4,477	6

Earnings per share	7.0p	6.3p	0.7p
Dividends per share – ordinary	3.65p	3.17p	15
Share buyback value	£1.75bn	£1.70bn	3

Banking net interest marginA	3.06%	2.95%	11bp
Average interest-earning banking assetsA	£462.9bn	£451.2bn	3
Cost:income ratioA	58.6%	60.4%	(1.8)pp
Asset quality ratioA	0.17%	0.10%	7bp
Return on tangible equityA	12.9%	12.3%	0.6pp

	At 31 Dec 2025	At 31 Dec 2024	Change %

Underlying loans and advances to customersA	£481.1bn	£459.1bn	5
Customer deposits	£496.5bn	£482.7bn	3
Loan to deposit ratioA	97%	95%	2pp
CET1 ratio	14.0%	14.2%	(0.2)pp
Pro forma CET1 ratioA,1	13.2%	13.5%	(0.3)pp
UK leverage ratio	5.4%	5.5%	(0.1)pp
Risk-weighted assets	£235.5bn	£224.6bn	5
Wholesale funding2	£99.4bn	£92.5bn	7
Liquidity coverage ratio3	145%	146%	(1)pp
Net stable funding ratio4	124%	129%	(5)pp
Tangible net assets per shareA	57.0p	52.4p	4.6p
A See page 1.

1 31 December 2025 and 31 December 2024 pro forma CET1 ratios reflect the full impact of the share buybacks announced in respect of 2025 and 2024. 31 December 2024 pro forma CET1 ratio also reflects the ordinary dividend received from the Insurance business in February 2025. The CET1 and pro forma CET1 ratios at 31 December 2025 both reflect an ordinary dividend received from the Insurance business in December 2025, that would previously have been received in February of the following year.

2 Excludes balances relating to cash collateral of £1.5 billion (31 December 2024: £2.8 billion).

3 The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

4 The net stable funding ratio is calculated as a simple average of month-end observations over the previous four quarter-ends.

QUARTERLY INFORMATIONA

	Quarter ended 31 Dec 2025 £m	Quarter ended 30 Sep 2025 £m	Change %	Quarter ended 30 Jun 2025 £m	Quarter ended 31 Mar 2025 £m	Quarter ended 31 Dec 2024 £m	Quarter ended 30 Sep 2024 £m	Quarter ended 30 Jun 2024 £m	Quarter ended 31 Mar 2024 £m
Underlying net interest income	3,529	3,451	2	3,361	3,294	3,276	3,231	3,154	3,184
Underlying other income	1,594	1,557	2	1,517	1,452	1,433	1,430	1,394	1,340
Operating lease depreciation	(379)	(365)	(4)	(355)	(355)	(331)	(315)	(396)	(283)
Net income	4,744	4,643	2	4,523	4,391	4,378	4,346	4,152	4,241
Operating costs	(2,585)	(2,302)	(12)	(2,324)	(2,550)	(2,450)	(2,292)	(2,298)	(2,402)
Remediation	(56)	(875)	94	(37)	–	(775)	(29)	(70)	(25)
Total costs	(2,641)	(3,177)	17	(2,361)	(2,550)	(3,225)	(2,321)	(2,368)	(2,427)
Underlying profit before impairment	2,103	1,466	43	2,162	1,841	1,153	2,025	1,784	1,814
Underlying impairment charge	(177)	(176)	(1)	(133)	(309)	(160)	(172)	(44)	(57)
Underlying profit	1,926	1,290	49	2,029	1,532	993	1,853	1,740	1,757
Restructuring	(30)	(7)		(5)	(4)	(19)	(6)	(3)	(12)
Volatility and other items	87	(109)		(37)	(11)	(150)	(24)	(41)	(117)
Statutory profit before tax	1,983	1,174	69	1,987	1,517	824	1,823	1,696	1,628
Tax expense	(548)	(396)	(38)	(577)	(383)	(124)	(490)	(467)	(413)
Statutory profit after tax	1,435	778	84	1,410	1,134	700	1,333	1,229	1,215

Earnings per share	2.2p	1.0p	1.2p	2.1p	1.7p	1.0p	1.9p	1.7p	1.7p
Banking net interest marginA	3.10%	3.06%	4bp	3.04%	3.03%	2.97%	2.95%	2.93%	2.95%
Average interest-earning banking assetsA (£bn)	470.3	465.5	1	460.0	455.5	455.1	451.1	449.4	449.1
Cost:income ratioA	55.7%	68.4%	(12.7)pp	52.2%	58.1%	73.7%	53.4%	57.0%	57.2%
Asset quality ratioA	0.14%	0.15%	(1)bp	0.11%	0.27%	0.14%	0.15%	0.05%	0.06%
Return on tangible equityA	15.7%	7.5%	8.2pp	15.5%	12.6%	7.1%	15.2%	13.6%	13.3%

	At 31 Dec 2025	At 30 Sep 2025	Change %	At 30 Jun 2025	At 31 Mar 2025	At 31 Dec 2024	At 30 Sep 2024	At 30 Jun 2024	At 31 Mar 2024
Underlying loans and advances to customersA,1 (£bn)	481.1	477.1	1	471.0	466.2	459.1	457.0	452.4	448.5
Customer deposits (£bn)	496.5	496.7		493.9	487.7	482.7	475.7	474.7	469.2
Loan to deposit ratioA	97%	96%	1.0pp	95%	96%	95%	96%	95%	96%
CET1 ratio	14.0%	13.8%	0.2pp	13.8%	13.5%	14.2%	14.3%	14.1%	13.9%
Pro forma CET1 ratioA,2	13.2%	13.8%	(0.6)pp	13.8%	13.5%	13.5%	14.3%	14.1%	13.9%
UK leverage ratio	5.4%	5.2%	0.2pp	5.4%	5.5%	5.5%	5.5%	5.4%	5.6%
Risk-weighted assets (£bn)	235.5	232.3	1	231.4	230.1	224.6	223.3	222.0	222.8
Wholesale funding (£bn)	99.4	103.5	(4)	92.2	89.4	92.5	93.3	97.6	99.9
Liquidity coverage ratio3	145%	145%		145%	145%	146%	144%	144%	143%
Net stable funding ratio4	124%	126%	(2)pp	127%	128%	129%	129%	130%	130%
Tangible net assets per shareA	57.0p	55.0p	2.0p	54.5p	54.4p	52.4p	52.5p	49.6p	51.2p
1 The increases between 31 March 2024 and 30 June 2024 and between 30 September 2024 and 31 December 2024 are net of the impact of the securitisations of primarily legacy Retail mortgages, of £0.9 billion and £1.0 billion respectively.

2 31 December 2025 and 31 December 2024 pro forma CET1 ratios reflect the full impact of the share buybacks announced in respect of 2025 and 2024. 31 December 2024 and 30 June 2025 ratios also reflect the ordinary dividends received from the Insurance business in February 2025 and July 2025 respectively. The CET1 and pro forma CET1 ratios at 31 December 2025 both reflect an ordinary dividend received from the Insurance business in December 2025, that would previously have been received in February of the following year.

3 The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

4 The net stable funding ratio is calculated as a simple average of month-end observations over the previous four quarter-ends.

BALANCE SHEET ANALYSIS

	At 31 Dec 2025 £bn	At 30 Sep 2025 £bn	Change %	At 30 Jun 2025 £bn	Change %	At 31 Dec 2024 £bn	Change %

UK mortgages	323.1	321.0	1	317.9	2	312.3	3
Credit cards	17.3	16.8	3	16.4	5	15.7	10
UK Retail unsecured loans	10.5	10.3	2	9.9	6	9.1	15
UK Motor Finance1	16.4	16.1	2	16.0	3	15.3	7
Overdrafts	1.3	1.2	8	1.2	8	1.2	8
Retail Europe2	20.4	19.9	3	19.0	7	16.8	21
Retail other2	1.3	1.4	(7)	1.2	8	1.1	18
Business and Commercial Banking	28.3	28.8	(2)	29.1	(3)	29.7	(5)
Corporate and Institutional Banking	62.0	61.3	1	59.7	4	57.9	7
Central Items3	0.5	0.3	67	0.6	17	–
Underlying loans and advances to customersA	481.1	477.1	1	471.0	2	459.1	5

Retail current accounts	102.8	101.8	1	100.6	2	101.3	1
Retail savings accounts	212.5	212.4		213.1		208.2	2
Wealth	9.9	9.5	4	9.7	2	10.2	(3)
Commercial Banking	171.1	172.6	(1)	170.2	1	162.6	5
Central Items	0.2	0.4	(50)	0.3	(33)	0.4	(50)
Customer deposits	496.5	496.7		493.9	1	482.7	3

Total assets	944.1	937.5		919.3	3	906.7	4
Total liabilities	896.2	891.8		872.4	3	860.8	4

Ordinary shareholders’ equity	41.8	40.2	4	40.4	3	39.5	6
Other equity instruments	5.9	5.2	13	6.3	(6)	6.2	(5)
Non-controlling interests	0.2	0.2		0.2		0.2
Total equity	47.9	45.6	5	46.9	2	45.9	4

Ordinary shares in issue, excluding own shares	58,799m	59,196m	(1)	59,938m	(2)	60,491m	(3)
1 UK Motor Finance balances on an underlying basisA exclude a finance lease gross up. See page 1.

2 Within underlying loans and advances, Retail Europe, previously presented within Retail other, is reported separately. The comparatives are represented on a consistent basis. Retail other primarily includes the Wealth business.

3 Central Items includes central fair value hedge accounting adjustments.

GROUP RESULTS – STATUTORY BASIS

The results below are prepared in accordance with the recognition and measurement principles of IFRS® Accounting Standards. The underlying basis results are shown on page 3.

Summary income statement	2025 £m	2024 £m	Change %

Net interest income	13,230	12,277	8
Other income1	6,192	5,726	8
Total income1	19,422	18,003	8
Operating expenses	(11,966)	(11,601)	(3)
Impairment	(795)	(431)	(84)
Profit before tax	6,661	5,971	12
Tax expense	(1,904)	(1,494)	(27)
Profit after tax	4,757	4,477	6

Profit attributable to ordinary shareholders	4,196	3,923	7
Profit attributable to other equity holders	463	498	(7)
Profit attributable to non-controlling interests	98	56	75
Profit after tax	4,757	4,477	6

Ordinary shares in issue (weighted-average – basic)	59,790m	62,413m	(4)
Basic earnings per share	7.0p	6.3p	0.7p
1 Net finance expense in respect of insurance and investment contracts, previously shown separately, is now included within other income as part of total income. The comparative period is represented on a consistent basis.

Summary balance sheet	At 31 Dec 2025 £m	At 31 Dec 2024 £m	Change %
Assets
Cash and balances at central banks	56,661	62,705	(10)
Financial assets at fair value through profit or loss	240,413	215,925	11
Derivative financial instruments	19,727	24,065	(18)
Financial assets at amortised cost	553,672	531,777	4
Financial assets at fair value through other comprehensive income	36,320	30,690	18
Other assets	37,279	41,535	(10)
Total assets	944,072	906,697	4
Liabilities
Deposits from banks	5,779	6,158	(6)
Customer deposits	496,457	482,745	3
Repurchase agreements at amortised cost	38,570	37,760	2
Financial liabilities at fair value through profit or loss	27,909	27,611	1
Derivative financial instruments	16,132	21,676	(26)
Debt securities in issue at amortised cost	78,271	70,834	10
Liabilities arising from insurance and participating investment contracts	135,284	122,064	11
Liabilities arising from non-participating investment contracts	61,640	51,228	20
Other liabilities	26,269	30,644	(14)
Subordinated liabilities	9,894	10,089	(2)
Total liabilities	896,205	860,809	4
Total equity	47,867	45,888	4
Total equity and liabilities	944,072	906,697	4

GROUP CHIEF EXECUTIVE’S STATEMENT

2025 was a key year for the Group, entering the second phase of our strategy, investing for the benefit of our customers and wider stakeholders and guided by our purpose of Helping Britain Prosper. As we enter 2026, our transformation is accelerating, supported by strong business momentum as well as enhanced digital capabilities and innovative propositions that are driving growth and efficiency across the franchise.

The Group demonstrated sustained strength in financial performance in 2025, with franchise, balance sheet and income growth. Strong business performance drove capital generation across the year of 147 basis points allowing total shareholder distributions of £3.9 billion, even after an additional £800 million charge for motor finance in the third quarter.

Given our continued strategic execution and sustained strength in financial performance, we remain confident in meeting our 2026 commitments (including our upgraded target for return on tangible equity) and the Group’s outlook beyond 2026. We look forward to setting out the next phase of the Group’s strategy, beyond the current plan, in July.

Sustained strength in financial performance

Statutory profit before tax was £6.7 billion, up 12% year-on-year, with higher underlying profit of £6.8 billion, driven by 7% growth in net income, partially offset by higher operating costs and a higher underlying impairment charge. Net income of £18.3 billion benefitted from a higher banking net interest margin of 3.06% and continued broad-based growth in underlying other income of 9%. Operating costs of £9.8 billion increased by 3%, reflecting strategic investment (including an increased severance charge), business growth costs and inflationary pressures, partially offset by increasing cost savings from investment and business-as-usual cost discipline. The impairment charge remained low at £795 million, with strong and stable credit performance across our portfolios. Overall, this resulted in a return on tangible equity of 12.9%, or 14.8% excluding the motor finance charge.

The Group’s franchise and balance sheet grew during 2025. Underlying loans and advances to customers of £481.1 billion were up £22.0 billion (5%), reflecting growth across all Retail areas including UK mortgages and the European business, alongside growth in Corporate and Institutional Banking. Customer deposits of £496.5 billion increased by £13.8 billion (3%) across the year. This included growth in Retail of £5.5 billion, driven by strength in current accounts and savings, and Commercial Banking of £8.5 billion, including growth in targeted sectors.

The Group delivered strong capital generation of 147 basis points in 2025 (178 basis points excluding the motor finance charge), and has a pro forma CET1 ratio of 13.2%. Given the capital generation and strength of the CET1 position, the Board has recommended an increased final ordinary dividend of 2.43 pence per share, resulting in a total dividend for the year of 3.65 pence per share, up 15% on the prior year. In addition, the Group has announced its intention to implement an ordinary share buyback of up to £1.75 billion, as we continue to distribute excess capital to shareholders. Together this represents distributions of £3.9 billion in respect of 2025. Going forward, reflecting increasing confidence in our capital generation, the Group will now review excess capital distributions in addition to the ordinary dividend every half year.

Guiding purpose of Helping Britain Prosper

The fundamentals of the UK economy are constructive. Our purpose allows us to play a key role in promoting UK prosperity, aligning our strategy to support UK economic growth sectors. As part of this, we recently committed to providing a further £35 billion of new finance to companies investing and operating in the UK in 2026. Alongside, we remain focused on improving access to quality and affordable housing, lending £17 billion to first time buyers, as well as supporting £3.2 billion of new finance to the social housing sector in 2025.

We continue to financially empower our customers. For example, our Ready-Made Pensions product is a simple, long-term financial planning solution benefitting customers including those who do not participate in auto-enrolment. Of the over 7,000 accounts opened since launch, c.40% are self-employed customers.

Supporting the net zero transition remains a significant strategic and commercial opportunity. The Group has cumulatively delivered over £70 billion of sustainable financing since 2022, including over £21 billion in 2025.

Second phase of purpose-driven strategy, continued strong momentum, on track for 2026

In 2025, we entered the second phase of our five year strategic plan, continuing to scale the core business, driving growth in high value areas, deepening customer relationships and strengthening cross-Group collaboration. Strong strategic momentum means we now expect to generate c.£2 billion of additional revenues from strategic initiatives by the end of 2026, exceeding our initial £1.5 billion target.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

In 2025 we continued to grow our Retail franchise through innovative new propositions and enhanced capabilities. We maintained our focus on high-value segments, building our Mass Affluent current account offering with the launch of our Lloyds Premier product. As the UK’s largest digital bank, we continued to accelerate the shift to mobile-first. We now have c.21.5 million customers using our app, an increase of c.45% since 2021. Alongside, we recently announced the acquisition of Curve (subject to regulatory approval) which will reinforce our leading digital experiences, including enhanced digital wallet capabilities.

In Insurance, Pensions and Investments (IP&I), we are reinforcing our competitive position in areas of strategic focus. We now have over 750,000 customers using our core app for workplace pension customers, helping to drive regular workplace pension contributions up 5% year-on-year. With the intention of capitalising on our position as the UK’s only scale integrated financial services provider, we continue to embed IP&I products across banking journeys. The protection take-up rate for mortgage customers is now at 20% in 2025, up from 15% in 2024. Alongside, the recent full acquisition of Schroders Personal Wealth accelerates delivery of our Wealth strategy and will deepen relationships in a high value segment.

In Commercial Banking, we are building a digitally-led relationship bank and driving income diversification through capital efficient growth. In Business and Commercial Banking, we have strengthened deposit and lending growth capabilities through enhanced digital propositions. This includes our new Gen AI powered application which simplifies the Commercial Real Estate lending journey by expediting the tenancy schedule process. In Corporate and Institutional Banking, we are delivering on our ambition to become a broader scale solution provider, meeting more of our customer needs. For example, in 2025 we launched a market-leading FX solution, supporting a c.21% increase in foreign exchange volumes year-on-year.

Finally, within Equity Investments, alongside strong LDC performance in 2025, our Lloyds Living business continues to be a significant growth driver, with a portfolio of close to 8,000 homes, up from c.5,500 this time last year.

As we deliver growth we are focused on improving operating leverage through cost and capital efficiency. Since 2021 we have delivered £1.9 billion of gross cost savings through both business-as-usual management as well as more transformational initiatives enabled by strategic investment. Alongside, we have driven £24 billion of risk-weighted asset optimisation, primarily through enhanced capabilities, data improvements and risk reduction transactions.

Leveraging our enablers to drive long-term competitive strength

As highlighted in our recent Digital and AI seminar, our investment in technology, data and people underpins our ambitions to grow the business with innovation and improved operating leverage. Advances in our infrastructure and capabilities allow us to deliver on our strategic priorities, such as enabling a seven minute mobile current account opening process, in line with the sector best, driving c.85% of our current account openings in 2025. Digital investments have also supported simplification of our technology estate and helped improve productivity, with an increase of c.45% in active customers served per distribution FTE since 2021. Finally, we are extending our leadership across new and emerging technologies, including Gen AI and digital assets, and are well-placed to succeed in a period of potentially transformational change for the industry. Our c.50 major live Gen AI use cases delivered c.£50 million of value in 2025, as we built the foundations of our capabilities. We are now targeting over £100 million of incremental P&L benefit from Gen AI in 2026, as we start to scale the foundations.

Together, these developments drive improved operating leverage, helping towards our target cost:income ratio of less than 50% in 2026. As we enter the final year of our current strategy, we remain confident in our 2026 ambitions to generate higher, more sustainable returns for our shareholders. Beyond 2026, we are committed to continuing income growth, improving operating leverage and stronger, sustainable returns.

2026 guidance

Based on our sustained strength in financial performance and our current macroeconomic assumptions, for 2026 the Group expects:

●
Underlying net interest income of c.£14.9 billion

●
Cost:income ratio of less than 50% (including operating costs of less than £9.9 billion)

●
Asset quality ratio of c.25 basis points

●
Return on tangible equity now of greater than 16%

●
Capital generation of greater than 200 basis points1

●
To pay down to a CET1 ratio of c.13.0%

1 Excludes capital distributions.

SUMMARY OF GROUP RESULTSA

Statutory results

Income statement

The Group’s statutory profit before tax for 2025 was £6,661 million, 12% higher than in 2024. This included higher total income, partially offset by higher operating expenses and a higher impairment charge. Profit after tax was £4,757 million and earnings per share were 7.0 pence (2024: £4,477 million and 6.3 pence respectively).

Total income for 2025 was £19,422 million, an increase of 8% on the prior year (2024: £18,003 million). Net interest income of £13,230 million was up 8% (2024: £12,277 million), driven by higher average interest-earning assets and a higher margin, benefitting from franchise led volume growth and stronger structural hedge income as eligible balances were reinvested in a higher rate environment, partially offset by continued mortgage and deposit headwinds.

Other income increased by 8% to £6,192 million (2024: £5,726 million), with higher other operating income and a higher insurance service result, partially offset by lower net trading income. Other operating income increased by 22% to £2,367 million (2024: £1,934 million) as a result of vehicle fleet growth and higher average vehicle rental values in UK Motor Finance within Retail. The insurance service result increased by 56% to £756 million (2024: £486 million), benefitting from higher income in the workplace pensions business, higher general insurance income net of claims and the full acquisition of Schroders Personal Wealth in the fourth quarter. This was alongside the gain on sale of the Group’s bulk annuities portfolio to Rothesay Life plc in the first half of the year. Net trading income reduced to £1,485 million (2024: £1,812 million), largely due to market movements partially offset by strong income growth from Lloyds Living.

Total operating expenses of £11,966 million (2024: £11,601 million) included a higher remediation charge relating to motor finance commission arrangements. Excluding remediation, the impact of strategic investment (including planned higher severance), business growth costs (including the full acquisition of Schroders Personal Wealth) and inflationary pressures were partially mitigated by cost savings from investment and continued business-as-usual cost discipline. Operating expenses include operating lease depreciation which increased due to fleet growth, the depreciation of higher value vehicles and declines in used electric car prices, partly mitigated through lease extensions, used car leasing and remarketing agreements.

A remediation charge of £968 million was recognised by the Group in 2025 (2024: £899 million), including £800 million in relation to the potential impact of motor finance commission arrangements taken in the third quarter, bringing the total provision recognised for motor finance to £1,950 million.

The 2025 impairment charge was £795 million, up from £431 million in 2024 which benefitted from a large credit from improvements in the Group’s economic outlook. In Retail, the charge for 2025 reflected both strong performance alongside the benefits from calibrations and model refinements and a debt sale. In Commercial Banking, higher charges in the first half of the year driven by a small number of individual cases were more than offset by releases from Stage 1 and Stage 2 model calibrations capturing strong credit performance and reducing interest rates throughout the year.

SUMMARY OF GROUP RESULTS (continued)

Statutory results (continued)

Balance sheet

As at 31 December 2025, total assets were £944 billion, £37 billion higher than the prior year (31 December 2024: £907 billion). Financial assets at amortised cost were £554 billion, £22 billion higher versus the prior year (31 December 2024: £532 billion), supported by increases in loans and advances to customers. This included growth of £10.8 billion in UK mortgages, alongside growth across UK Retail unsecured loans, credit cards, UK Motor Finance and the European retail business totalling £7.3 billion. Lending balances increased by £2.7 billion in Commercial Banking, with higher Institutional balances including securitised products, alongside corporate infrastructure growth, partially offset by repayments of government-backed lending.

Financial assets held at fair value through profit or loss at £240 billion increased by £24 billion during the year, with increased holdings in the Insurance business as a result of market gains on investments held to back insurance and investment contract liabilities as well as increased reverse repurchase agreements in the banking business.

Derivative financial assets were £4 billion lower at £20 billion versus the prior year (31 December 2024: £24 billion), driven by market movements in the year. Financial assets at fair value through other comprehensive income of £36 billion increased by £6 billion in the year reflecting increases in liquid asset holdings. Cash and balances at central banks reduced by £6 billion to £57 billion (31 December 2024: £63 billion) reflecting a change in the mix of liquidity holdings. Other assets were £4 billion lower, primarily reflecting the disposal of the Group’s bulk annuity business in the second quarter, partially offset by increased operating lease assets resulting from fleet growth and higher value vehicles in UK Motor Finance and increased investment properties from business growth in Lloyds Living.

Total liabilities were £896 billion, £35 billion higher over the year (31 December 2024: £861 billion). Customer deposits of £496 billion increased in the year by £14 billion. Retail deposits increased £5.5 billion in the year, including growth in Retail savings accounts, as a result of net inflows to limited withdrawal and fixed term deposits particularly through increased ISA balances, and growth in European retail balances. This was alongside strength in current account balances. Commercial Banking deposits were up £8.5 billion, resulting from growth in targeted sectors. Repurchase agreements at amortised cost increased by £1 billion to £39 billion (31 December 2024: £38 billion), following £13 billion of repayments of drawings from the Bank of England’s Term Funding Scheme with additional incentives for SMEs (TFSME), more than offset by increased repurchase agreements.

Financial liabilities at fair value through profit or loss were stable at £28 billion at 31 December 2025 and derivative financial liabilities decreased by £6 billion to £16 billion as a result of market movements. Liabilities arising from insurance and investment contracts increased by £24 billion reflecting the increase in policyholder investments. Other liabilities decreased by £4 billion to £26 billion and included the effects of the disposal of the Group’s bulk annuity business, partially offset by increased provisions primarily driven by the provision increase in relation to motor finance commission arrangements. Debt securities in issue at amortised cost increased by £7 billion to £78 billion, with new issuances in the year, while subordinated liabilities remained stable at £10 billion.

Total equity of £48 billion at 31 December 2025 increased by £2 billion from £46 billion at 31 December 2024. Profit for the year, the unwind of the cash flow hedge reserve and issuance of AT1 capital instruments in February 2025 and November 2025 were partially offset by the impact of the ordinary share buyback programme, the dividends paid in May 2025 and September 2025, as well as the impact of redemptions of AT1 capital instruments in June 2025 and September 2025, alongside a lower pension surplus.

SUMMARY OF GROUP RESULTS (continued)

Income statement - underlying basisA

The Group’s underlying profit was £6,777 million in 2025, up 7% versus the prior year (2024: £6,343 million). Higher underlying net interest income and higher underlying other income were partially offset by higher operating costs and a higher underlying impairment charge given a significant release in 2024 driven by the improved economic outlook. Underlying profit for the fourth quarter was £1,926 million versus £1,290 million in the third quarter of the year.

Net incomeA

	2025 £m	2024 £m	Change %

Underlying net interest income	13,635	12,845	6
Underlying other income	6,120	5,597	9
Operating lease depreciation1	(1,454)	(1,325)	(10)
Net incomeA	18,301	17,117	7

Banking net interest marginA	3.06%	2.95%	11bp
Average interest-earning banking assetsA	£462.9bn	£451.2bn	3
1 Net of losses on disposal of operating lease assets of £10 million (2024: profit of £59 million).

Net income of £18,301 million was up 7% compared to 2024, driven by higher underlying net interest income and higher underlying other income, partially offset by an increased charge for operating lease depreciation. Net income in the fourth quarter of £4,744 million was up 2% compared to the third quarter reflecting the same trends.

Within net income, underlying net interest income of £13,635 million was up 6% versus the prior year (2024: £12,845 million). This was supported by a banking net interest margin of 3.06% (2024: 2.95%). The net interest margin benefitted from franchise led volume growth and stronger structural hedge income as eligible balances were reinvested in a higher rate environment, partially offset by continued mortgage and deposit headwinds. Average interest-earning banking assets in 2025 of £462.9 billion (2024: £451.2 billion) reflect strong customer led growth, primarily driven by UK mortgages, credit cards, UK Retail unsecured loans and the European retail business. In Commercial Banking, average interest-earning banking assets reduced, impacted by continued repayments of government-backed lending within Business and Commercial Banking and lower lending to banks offsetting non government-backed lending growth. Underlying net interest income in 2025 also included a non-banking net interest expense of £515 million (2024: £469 million), increasing as a result of growth in the Group’s other operating income activities and the refinancing of these activities at higher rates. The Group expects underlying net interest income for 2026 to be c.£14.9 billion.

Underlying net interest income of £3,529 million in the fourth quarter of 2025 was 2% higher than the third quarter (three months to 30 September 2025: £3,451 million). A growing structural hedge contribution more than offset the impact of continued headwinds from asset margin compression and a reduced UK Bank Rate. This resulted in an increase in the banking net interest margin to 3.10% (three months to 30 September 2025: 3.06%). Average interest-earning banking assets were higher in the fourth quarter at £470.3 billion (three months to 30 September 2025: £465.5 billion), driven by UK mortgages, the European retail business and the Corporate and Institutional Banking business.

The Group manages the risk to earnings and capital from movements in interest rates by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 31 December 2025, the notional balance of the sterling structural hedge was £244 billion (31 December 2024: £242 billion) with a weighted average life of approximately 3.75 years (31 December 2024: approximately 3.5 years). The Group generated £5.5 billion of total income from sterling structural hedge balances in 2025, an increase of £1.3 billion over the prior year (2024: £4.2 billion). The Group expects sterling structural hedge earnings to be c.£7.0 billion in 2026, to be c.£8.0 billion in 2027, with earnings growth from the structural hedge expected to continue thereafter.

SUMMARY OF GROUP RESULTS (continued)

Income statement - underlying basisA (continued)

Underlying other income of £6,120 million in 2025 grew by 9% compared to the prior year (2024: £5,597 million), driven by strengthening customer activity and the benefit of investments in strategic initiatives. This included an increase of 12% in Retail, driven by UK Motor Finance from fleet growth and higher average vehicle rental values, alongside strength in income from current accounts and credit cards. Commercial Banking increased by 1% from higher transaction banking and markets income, partially offset by lower loan markets activity, with 2024 benefitting from one-off gains. Insurance, Pensions and Investments underlying other income was up 11% from strengthening performance in the workplace pensions business, higher general insurance income net of claims and the full acquisition of Schroders Personal Wealth in the fourth quarter. Equity Investments and Central Items benefitted from strong business growth in Lloyds Living.

Underlying other income in the fourth quarter was up 2% compared to the third quarter. This was supported by continued growth in UK Motor Finance within Retail, higher transaction banking income in Commercial Banking, alongside the full acquisition of Schroders Personal Wealth in Insurance, Pensions and Investments and continued business growth in Lloyds Living.

Operating lease depreciation of £1,454 million in 2025 was 10% higher than in the prior year (2024: £1,325 million), due to fleet growth, the depreciation of higher value vehicles and declines in used electric car prices, partially offset by risk mitigation actions. Compared to the third quarter of 2025, operating lease depreciation was 4% higher, in line with the continued growth in fleet size and year-end valuations. The Group continues to mitigate the risk of used car price movements through a number of market and customer initiatives to both improve performance and reduce volatility, including lease extensions, used car leasing, remarketing agreements and residual value insurance.

Total costsA

	2025 £m	2024 £m	Change %

Operating costsA	9,761	9,442	(3)
Remediation	968	899	(8)
Total costsA	10,729	10,341	(4)

Cost:income ratioA	58.6%	60.4%	(1.8)pp

Operating costs of £9,761 million increased by 3% in 2025 reflecting strategic investment (including an increased severance charge), business growth costs (including the full acquisition of Schroders Personal Wealth) and inflationary pressures. These factors were partially mitigated by cost savings from investment and continued business-as-usual cost discipline. Operating costs in the fourth quarter increased by 12% as expected, which includes the Bank Levy, additional investment spend and costs associated with the full acquisition of Schroders Personal Wealth.

A remediation charge of £968 million was recognised by the Group in 2025 (2024: £899 million), including £800 million in relation to the potential impact of motor finance commission arrangements taken in the third quarter, bringing the total provision recognised for motor finance to £1,950 million. The FCA published Consultation Paper CP25/27 in October 2025 setting out detailed proposals for a scheme to redress unfair customer relationships, including a more generous redress methodology than anticipated in the previous scenario-based provision. The Group has made representations to the FCA on a number of aspects of the proposed scheme, including that the proposed redress methodology does not reflect the loss to the customer. The Group will assess developments and potential impacts on the provision following the announcement of the final scheme rules, which are expected by the end of March 2026. The current provision represents the Group’s best estimate. In the fourth quarter the Group recognised a remediation charge of £56 million across a small number of rectification programmes.

Total costs, including remediation, of £10,729 million were 4% higher than the prior year, with net income up 7%. The cost:income ratio was 58.6% (2024: 60.4%) and the cost:income ratio excluding remediation was 53.3%. For 2026, the cost:income ratio is expected to be less than 50%, with operating costs expected to be less than £9.9 billion.

SUMMARY OF GROUP RESULTS (continued)

Income statement - underlying basisA (continued)

Underlying impairmentA

	2025 £m	2024 £m	Change %

Charges (credits) pre-updated MES1
Retail	734	789	7
Commercial Banking	(14)	48
Other	1	(10)
	721	827	13
Updated economic outlook (MES)
Retail	–	(332)
Commercial Banking	74	(62)
	74	(394)
Underlying impairment chargeA	795	433	(84)

Asset quality ratioA	0.17%	0.10%	7bp
1 Impairment charges excluding the impact from the updated economic outlook (multiple economic scenarios, MES) taken each quarter.

The underlying impairment charge was £795 million (2024: £433 million), resulting in an asset quality ratio of 17 basis points. The higher charge includes a £74 million net charge from updated multiple economic scenarios (MES), compared to a credit from MES of £394 million in 2024 which benefitted from an improved economic outlook, notably house price growth.

The pre-updated MES charge of £721 million for 2025 is equivalent to an asset quality ratio of 15 basis points. This was lower compared to the prior year due to strong credit performance, with arrears low and stable across portfolios, alongside one-off benefits primarily from model refinements and calibrations. In Retail, the charge for 2025 reflected both strong performance alongside the benefits from calibrations and model refinements and a debt sale. In Commercial Banking, higher charges in the first half of the year driven by a small number of individual cases were more than offset by releases from Stage 1 and Stage 2 model calibrations capturing strong credit performance and reducing interest rates throughout the year.

The impairment charge in the fourth quarter of £177 million, equivalent to an asset quality ratio of 14 basis points, includes a £47 million MES charge reflecting a higher short term unemployment outlook. The low pre-updated MES charge for the quarter includes model refinement benefits and a large debt sale write back in Retail which together reduced the charge. The asset quality ratio excluding the model and debt sale benefits is considered to be closer to 25 basis points, both for the full year and the fourth quarter. The Group expects the asset quality ratio to be c.25 basis points in 2026.

SUMMARY OF GROUP RESULTS (continued)

Income statement - underlying basisA (continued)

Restructuring, volatility and other items

	2025 £m	2024 £m	Change %

Underlying profitA	6,777	6,343	7
Restructuring	(46)	(40)	(15)
Market and other volatility	72	(144)
Amortisation of purchased intangibles	(86)	(81)	(6)
Fair value unwind	(56)	(107)	48
Volatility and other items	(70)	(332)	79
Statutory profit before tax	6,661	5,971	12
Tax expense	(1,904)	(1,494)	(27)
Statutory profit after tax	4,757	4,477	6

Earnings per share	7.0p	6.3p	0.7p
Return on tangible equityA	12.9%	12.3%	0.6pp

	At 31 Dec 2025	At 31 Dec 2024	Change %

Tangible net assets per shareA	57.0p	52.4p	4.6p

Restructuring costs for 2025 were £46 million (2024: £40 million). Volatility and other items were a net loss of £70 million for 2025 (2024: net loss of £332 million). This included the usual charges for the amortisation of purchased intangibles of £86 million and fair value unwind of £56 million. The reduction in fair value unwind primarily resulted from the maturity of debt instruments, fair valued as part of the HBOS acquisition. This was alongside a gain from market and other volatility of £72 million (2024: net loss of £144 million), as a result of the gain on sale of the Group’s bulk annuities portfolio to Rothesay Life plc in the first half of the year and the gain following the full acquisition of Schroders Personal Wealth in the fourth quarter, partially offset by negative market volatility, primarily insurance related. Volatility and other items in the fourth quarter amounted to a net gain of £87 million.

Return on tangible equity and tangible net asset value

The return on tangible equity for the year was 12.9%, or 14.8% excluding the third quarter charge for motor finance commission arrangements (2024: 12.3%), with 15.7% in the fourth quarter. The Group now expects the return on tangible equity for 2026 to be greater than 16%.

Tangible net assets per share at 31 December 2025 were 57.0 pence, up 4.6 pence in the year (31 December 2024: 52.4 pence) and up 2.0 pence in the fourth quarter. The increase across 2025 resulted from attributable profit, the unwind of the cash flow hedge reserve and a reduction in the number of shares in issue due to the ordinary share buyback announced in February 2025. This was partially offset by capital distributions, a lower pension surplus and increased intangible assets following the full acquisition of Schroders Personal Wealth.

Tax

The Group recognised a tax expense of £1,904 million in 2025 (2024: £1,494 million), representing an effective tax rate of 28.6%. Excluding motor finance remediation costs, the tax rate would have been 27.2%. The Group expects a medium-term effective tax rate of around 27% based on the banking surcharge rate of 3% and the corporation tax rate of 25%.

SUMMARY OF GROUP RESULTS (continued)

Balance sheet

	At 31 Dec 2025	At 31 Dec 2024	Change %

Underlying loans and advances to customersA	£481.1bn	£459.1bn	5
Customer deposits	£496.5bn	£482.7bn	3
Loan to deposit ratioA	97%	95%	2pp
Wholesale funding1	£99.4bn	£92.5bn	7
Wholesale funding <1 year maturity1	£37.0bn	£31.3bn	18
of which: money market funding <1 year maturity1	£26.6bn	£16.9bn	57
Liquidity coverage ratio – eligible assets2	£131.4bn	£134.4bn	(2)
Liquidity coverage ratio3	145%	146%	(1)pp
Net stable funding ratio4	124%	129%	(5)pp
Total underlying expected credit loss allowanceA	£3,353m	£3,651m	(8)
1 Excludes balances relating to cash collateral of £1.5 billion (31 December 2024: £2.8 billion).

2 Eligible assets are calculated as a monthly rolling simple average of month-end observations over the previous 12 months post any liquidity haircuts.

3 The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

4 The net stable funding ratio is calculated as a simple average of month-end observations over the previous four quarter-ends.

The Group saw strong customer lending growth in the year, with underlying loans and advances to customers increasing by £22.0 billion (or 5%) to £481.1 billion. This included growth of £10.8 billion in UK mortgages alongside growth across UK Retail unsecured loans, credit cards, UK Motor Finance and the European retail business totalling £7.7 billion. Lending balances increased by £2.7 billion in Commercial Banking, with higher Institutional balances including securitised products, alongside corporate infrastructure growth, partially offset by repayments of £1.4 billion of government-backed lending within Business and Commercial Banking. Underlying loans and advances increased by £4.0 billion in the fourth quarter, including growth in UK mortgages, Retail unsecured products and the European retail business.

Customer deposits of £496.5 billion increased significantly in the year, by £13.8 billion, or 3%. Retail deposits were up £5.5 billion in the year, including £4.0 billion growth in Retail savings accounts, as a result of net inflows to limited withdrawal and fixed term deposits particularly through increased ISA balances, and growth in European retail balances. This was alongside strength in current account balances. Commercial Banking deposits were up £8.5 billion in the year (31 December 2024: £162.6 billion), resulting from growth in targeted sectors. In the fourth quarter, customer deposits reduced £0.2 billion, with growth in Retail current accounts of £1.0 billion, offset by a reduction of £1.5 billion in Commercial Banking, given seasonal flows and balance sheet management.

The Group saw growth of £7.9 billion net new money during 2025 in Insurance, Pensions and Investments open book assets under administration (AuA). In total, open book AuA stand at £232 billion at 31 December 2025. This included £0.5 billion of net new money and £18 billion of AuA relating to the full acquisition of Schroders Personal Wealth.

The Group has a large, high quality liquid asset portfolio held mainly in cash and government bonds, with all assets hedged for interest rate risk. The Group’s liquid assets continue to significantly exceed regulatory requirements and internal risk appetite, with a strong, stable liquidity coverage ratio of 145% at 31 December 2025 (31 December 2024: 146%) and a net stable funding ratio of 124% (31 December 2024: 129%). The loan to deposit ratio of 97%, slightly up versus 31 December 2024, continues to reflect a robust funding and liquidity position, with significant capacity to grow lending. Wholesale funding increased to £99.4 billion (2024: £92.5 billion), with money market funding returning to normalised levels following the repayment of £13.1 billion of drawings from the Bank of England’s Term Funding Scheme with additional incentives for SMEs (TFSME).

SUMMARY OF GROUP RESULTS (continued)

Balance sheet (continued)

The underlying expected credit loss (ECL) allowance reduced to £3.4 billion at 31 December 2025 (31 December 2024: £3.7 billion). The uplift from the base case to probability-weighted ECL is £0.4 billion (31 December 2024: £0.4 billion). The ECL allowance includes judgemental adjustments which increase the ECL by £242 million (31 December 2024: £15 million decrease to ECL). The increase compared to 2024 is primarily due to the removal of negative ECL adjustments previously held for loss given default adjustments in both Retail Unsecured and Commercial Banking, where respective model enhancements have removed the need for an adjustment. The ECL allowance continues to include a £50 million judgemental adjustment taken in the first half of the year in respect of the global tariff and geo-political disruption risks to specific drivers across various corporate sectors not reflected in broad macroeconomic model variables.

Capital

	At 31 Dec 2025	At 31 Dec 2024	Change %

CET1 ratio	14.0%	14.2%	(0.2)pp
Pro forma CET1 ratioA,1	13.2%	13.5%	(0.3)pp
UK leverage ratio	5.4%	5.5%	(0.1)pp
Risk-weighted assets	£235.5bn	£224.6bn	5

Capital generation

Pro forma CET1 ratio as at 31 December 2024A,1	13.5%
Banking build (bps)2	228
Insurance dividend (bps)	9
Risk-weighted assets (bps)	(54)
Other movements (bps)3	14
Retail secured CRD IV increases (bps)4	(19)
Capital generation excluding provision charge for motor finance commission arrangements (bps)	178
Provision charge for motor finance commission arrangements (bps)	(31)
Capital generation (bps)	147
Ordinary dividend (bps)	(97)
Share buyback accrual (bps)	(79)
Pro forma CET1 ratio as at 31 December 2025A,1	13.2%

1 31 December 2025 and 31 December 2024 pro forma CET1 ratios reflect the full impact of the share buybacks announced in respect of 2025 and 2024. 31 December 2024 pro forma CET1 ratio also reflects the ordinary dividend received from the Insurance business in February 2025. The CET1 and pro forma CET1 ratios at 31 December 2025 both reflect an ordinary dividend received from the Insurance business in December 2025, that would previously have been received in February of the following year.

2 Includes impairment charge and excess regulatory expected losses, excludes the charge for motor finance commission arrangements.

3 Includes share-based payments and market volatility.

4 Retail secured CRD IV increases include additional risk-weighted assets as well as related excess regulatory expected losses.

The Group’s pro forma CET1 capital ratio at 31 December 2025 was 13.2% (31 December 2024: 13.5% pro forma). Capital generation during the year was 147 basis points, in line with updated guidance. Excluding the provision charge for motor finance commission arrangements in the third quarter, capital generation was 178 basis points.

SUMMARY OF GROUP RESULTS (continued)

Capital (continued)

Capital generation reflects strong banking build and the £200 million of dividends received from the Insurance business across July and December 2025, partially offset by risk-weighted asset increases and the charge for motor finance. Regulatory headwinds of 19 basis points in the year reflect an uplift for the CRD IV model outcomes on Retail secured. The impact of the interim ordinary dividend paid in September 2025 and the accrual for the recommended final ordinary dividend equates to 97 basis points, with a further 79 basis points to cover the accrual for the announced ordinary share buyback programme of up to £1.75 billion. Capital generation in the fourth quarter of 37 basis points reflects strong banking build and the dividend received from the Insurance business in December 2025, partially offset by risk-weighted asset increases and regulatory headwinds. The Group reaffirms guidance for capital generation in 2026 of greater than 200 basis points.

Excluding the full impact of the announced ordinary share buyback programme, the Group's CET1 capital ratio at 31 December 2025 was 14.0% (31 December 2024: 14.2%).

Risk-weighted assets increased by £10.9 billion to £235.5 billion at 31 December 2025 (31 December 2024: £224.6 billion). This reflects the impact of strong customer lending growth, Retail secured CRD IV increases and other movements, partially offset by continued optimisation activity. In the fourth quarter, risk-weighted assets increased by £3.2 billion following lending growth and Retail secured CRD IV increases, partially offset by optimisation activity. In the context of the Retail secured CRD IV models, an additional risk-weighted asset increase of £2.0 billion was recognised in the fourth quarter. This reflects model outcomes, in line with previous guidance on the anticipated impact and remains subject to review and approval by the PRA.

The Group expects the initial impact of Basel 3.1 implementation on 1 January 2027 to result in a Day 1 risk-weighted assets reduction in the range of c.£6 billion to c.£8 billion.

The PRA provided an update to the Group’s Pillar 2A CET1 capital requirement during the third quarter, with the requirement reducing slightly to c.1.4% of risk-weighted assets from the previous requirement of c.1.5% of risk-weighted assets. The Group’s total regulatory CET1 capital requirement remains c.12% of risk-weighted assets. The Board’s view of the ongoing level of total CET1 capital required to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties remains c.13.0%. This includes a management buffer of c.1%. The Board intends to pay down to the CET1 capital target of c.13.0% by the end of 2026.

Pensions

The 31 December 2022 triennial valuation for the main defined benefit schemes was completed in 2023. Following the contributions paid in 2023, no further deficit contributions have been paid for this triennial period (to 31 December 2025). Any future contributions will be conditional on the 31 December 2025 triennial valuation which is expected to be completed during 2026.

Dividend and share buyback

The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return further surplus capital through share buybacks or special dividends. In February 2025, the Board decided to return surplus capital in respect of 2024 through an ordinary share buyback programme of up to £1.7 billion. This commenced on 21 February and completed on 8 December 2025, with c.2.2 billion (c.4%) ordinary shares repurchased at an average price of 77.13 pence per share.

In respect of 2025, the Board has recommended a final ordinary dividend of 2.43 pence per share, which, together with the interim ordinary dividend of 1.22 pence per share totals 3.65 pence per share, an increase of 15% compared to 2024, in line with the Board’s commitment to a progressive and sustainable ordinary dividend. The Board has also announced its intention to implement an ordinary share buyback of up to £1.75 billion, which will commence as soon as is practicable and is expected to be completed by 31 December 2026.

Based on the combined interim and proposed final ordinary dividends and the announced ordinary share buyback, the total capital return in respect of 2025 will be up to £3.9 billion, equivalent to c.6% (as at 26 January 2026) of the Group’s market capitalisation value. The Group intends to pay down to its CET1 capital target of c.13.0% by the end of 2026. Going forward, given the Board’s continued confidence in capital generation, the Group will now review excess capital distributions in addition to the ordinary dividend every half year.

DIVISIONAL RESULTS

Segmental analysis - underlying basisA

2025	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income	9,637	3,670	(151)	479	13,635
Underlying other income	2,636	1,825	1,431	228	6,120
Operating lease depreciation	(1,445)	(9)	–	–	(1,454)
Net income	10,828	5,486	1,280	707	18,301
Operating costs	(5,807)	(2,853)	(933)	(168)	(9,761)
Remediation	(931)	(27)	(15)	5	(968)
Total costs	(6,738)	(2,880)	(948)	(163)	(10,729)
Underlying profit before impairment	4,090	2,606	332	544	7,572
Underlying impairment (charge) credit	(734)	(60)	(2)	1	(795)
Underlying profit	3,356	2,546	330	545	6,777

Banking net interest marginA	2.65%	4.93%			3.06%
Average interest-earning banking assetsA	£384.6bn	£78.3bn	–	–	£462.9bn
Asset quality ratioA	0.19%	0.07%			0.17%
Underlying loans and advances to customersA,1	£390.3bn	£90.3bn	–	£0.5bn	£481.1bn
Customer deposits	£325.2bn	£171.1bn	–	£0.2bn	£496.5bn
Risk-weighted assets	£130.4bn	£78.5bn	£0.5bn	£26.1bn	£235.5bn

2024	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income	8,930	3,434	(136)	617	12,845
Underlying other income2	2,354	1,815	1,292	136	5,597
Operating lease depreciation	(1,319)	(6)	–	–	(1,325)
Net income	9,965	5,243	1,156	753	17,117
Operating costs2	(5,566)	(2,752)	(924)	(200)	(9,442)
Remediation	(750)	(104)	(19)	(26)	(899)
Total costs	(6,316)	(2,856)	(943)	(226)	(10,341)
Underlying profit before impairment	3,649	2,387	213	527	6,776
Underlying impairment (charge) credit	(457)	14	7	3	(433)
Underlying profit	3,192	2,401	220	530	6,343

Banking net interest marginA,3	2.54%	4.51%			2.95%
Average interest-earning banking assetsA	£370.1bn	£81.1bn	–	–	£451.2bn
Asset quality ratioA	0.12%	0.00%			0.10%
Underlying loans and advances to customersA,1	£371.5bn	£87.6bn	–	–	£459.1bn
Customer deposits	£319.7bn	£162.6bn	–	£0.4bn	£482.7bn
Risk-weighted assets	£125.1bn	£73.8bn	£0.4bn	£25.3bn	£224.6bn
1 Equity Investments and Central Items includes central fair value hedge accounting adjustments.

2 In 2025, the Group revised its treatment of certain divisional variable payment related costs. Previously reported within divisional operating costs, these are now included within divisional underlying other income. Comparative figures have been represented on a consistent basis, with no net impact on segmental profit or loss. Total Group comparatives are unchanged.

3 In 2025, the Group revised its capital transfer pricing methodology; comparative segmental banking net interest margin has been represented on a consistent basis.

DIVISIONAL RESULTS (continued)

Retail

Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build enduring relationships meeting more of its customers’ financial needs and improving financial resilience throughout their lifetime. Retail operates the largest digital bank in the UK and is improving digital experience through a mobile-first strategy. Retail delivers market-leading products and meets consumer duty expectations, working within a prudent risk appetite. Outside of the UK, Retail has a growing mortgages and savings focused European business. Through strategic investment and increased use of data, Retail aims to deepen consumer relationships, deliver personalised propositions, broaden its intermediary offering, improve customer experience and increase operational efficiency.

Strategic progress

●
UK’s largest digital bank with c.21.5 million customers actively using the Group’s mobile apps, engaging in c.6.5 billion logons in 2025, with c.85% of current account openings via the seven minute mobile opening process

●
Announced the planned acquisition of Curve, a leading digital wallet provider that combines customers’ bank cards, with unique features including enabling customers to retrospectively move transactions between accounts

●
Lent £17 billion to over 70,000 first time buyers in 2025, supported by our first time buyer boost proposition

●
Direct mortgage applications up c.32% versus 2024 with 20% protection insurance take up, up 5 percentage points

●
In credit cards, launched Lloyds Ultra, a market leading 1% cashback product supporting a wide range of customer needs from travel and rewards along with the launch of Lloyds Advance supporting existing customers starting their credit journey

●
Introduced digital co-servicing, to allow customers to view accounts across Lloyds, Halifax and Bank of Scotland brands in one app and online, with in branch co-serving reaching over 1 million transactions since launch

●
Strengthened and grew relationships with Mass Affluent customers through Lloyds Premier, supporting customers who have a c.2 times greater depth of relationship

●
Launched an enhanced Digital Loan Refinance journey across Lloyds, Bank of Scotland, Halifax and MBNA, delivering greater flexibility and convenience and meeting the needs of c.100,000 customers since launch

●
Empowered customers financially by providing up-to-date insights on their credit report, resulting in over 500,000 customers improving their credit score each quarter

●
Made electric vehicles more accessible through Tusker, with the fleet now approaching 85,000 vehicles, up 49% versus 2024, supporting the UK’s ambition to transition to net zero by 2050

Financial performance

●
Underlying net interest income increased 8%, with stronger structural hedge earnings and higher unsecured loan balances, partially offset by continued mortgage refinancing and deposit churn headwinds

●
Underlying other income up 12% from fleet growth and higher average vehicle rental values in UK Motor Finance, alongside strength in current account and credit card income

●
Operating lease depreciation charge increased by 10% due to fleet growth, the depreciation of higher value vehicles and declines in used electric car prices. Used car price volatility and performance continue to be partly mitigated through lease extensions, used car leasing, and remarketing agreements

●
Operating costs up 4%, from strategic investment (including planned higher severance), business growth costs and inflationary pressures, partially offset by cost savings from investment and continued business-as-usual cost discipline. Remediation costs of £931 million include £800 million relating to the potential impact of motor finance commission arrangements taken in the third quarter

●
Underlying impairment charge of £734 million, higher than 2024 which included a £332 million credit from the improved economic outlook. 2025 benefits from model refinements and a debt sale write back in the fourth quarter. Strong credit performance with ongoing improvement in UK mortgages and stability across unsecured

●
Underlying loans and advances to customers of £390.3 billion, up £18.8 billion, with an increase of £10.8 billion in UK mortgages alongside growth across UK Retail unsecured loans, credit cards, UK Motor Finance and the European retail business totalling £7.7 billion

●
Customer deposits of £325.2 billion, up £5.5 billion with net inflows to limited withdrawal and fixed term UK savings including an additional c.£7.5 billion ISA balances throughout 2025, alongside growth in European savings, supported by strength in current accounts balances

●
Risk-weighted assets up 4% in the year, given strong lending growth and Retail secured CRD IV model increases, partially offset by optimisation activity

DIVISIONAL RESULTS (continued)

Retail (continued)

Retail performance summaryA

	2025 £m	2024 £m	Change %

Underlying net interest income	9,637	8,930	8
Underlying other income1	2,636	2,354	12
Operating lease depreciation	(1,445)	(1,319)	(10)
Net income	10,828	9,965	9
Operating costs1	(5,807)	(5,566)	(4)
Remediation	(931)	(750)	(24)
Total costs	(6,738)	(6,316)	(7)
Underlying profit before impairment	4,090	3,649	12
Underlying impairment charge	(734)	(457)	(61)
Underlying profit	3,356	3,192	5

Banking net interest marginA,2	2.65%	2.54%	11bp
Average interest-earning banking assetsA	£384.6bn	£370.1bn	4
Asset quality ratioA	0.19%	0.12%	7bp
1 In 2025, the Group revised its treatment of certain divisional variable payment related costs. Previously reported within divisional operating costs, these are now included within divisional underlying other income. Comparative figures have been represented on a consistent basis, with no net impact on segmental profit or loss. Total Group comparatives are unchanged.

2 In 2025, the Group revised its capital transfer pricing methodology; comparative segmental banking net interest margin has been represented on a consistent basis.

	At 31 Dec 2025 £bn	At 31 Dec 2024 £bn	Change %

UK mortgages	323.1	312.3	3
Credit cards	17.3	15.7	10
UK Retail unsecured loans	10.5	9.1	15
UK Motor Finance1	16.4	15.3	7
Overdrafts	1.3	1.2	8
Retail Europe2	20.4	16.8	21
Retail other2	1.3	1.1	18
Underlying loans and advances to customersA	390.3	371.5	5
Operating lease assets3	8.2	7.2	14
Total customer assets	398.5	378.7	5

Current accounts	102.8	101.3	1
Savings accounts	212.5	208.2	2
Wealth	9.9	10.2	(3)
Customer deposits	325.2	319.7	2

Risk-weighted assets	130.4	125.1	4
1 UK Motor Finance balances on an underlying basisA exclude a finance lease gross up. See page 1.

2 Within underlying loans and advances, Retail Europe, previously presented within Retail other, is reported separately. The comparative is represented on a consistent basis. Retail other primarily includes the Wealth business.

3 Operating lease assets relate to Lex Autolease and Tusker.

DIVISIONAL RESULTS (continued)

Commercial Banking

Commercial Banking serves small and medium businesses and corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services, whilst connecting the whole Group to clients. Through investment in digitisation, product development and coverage capability, Commercial Banking is delivering an enhanced customer experience via a digital-first model in Business and Commercial Banking and an expanded client proposition in Corporate and Institutional Banking. This is meeting customer growth objectives, generating diversified capital efficient growth and supporting customers in their transition to net zero.

Strategic progress

●
Enhanced digital propositions including the fixed term deposits mobile journey, new mobile lending journey and enriched personalisation, driving deposit and lending growth

●
Scaled and improved digital servicing offering, enabling greater customer flexibility and efficiency, with over 1 million Business Banking and SME customers now able to view and manage their mandate and signing authorities online

●
Delivered c.£1.6 billion in sustainable finance to SME customers and provided targeted support to over 9,000 under-represented business owner groups, while launching innovative propositions with industry partners

●
Launched the first Gen AI powered application in Business and Commercial Banking, making the Commercial Real Estate lending journey easier by simplifying and expediting the tenancy schedule process

●
Awarded landmark UK Government banking services contract connecting us to the majority of UK households, with the bank expected to handle around 400 million transactions a year

●
Named ‘Bank/Funder of the Year’ at The North West Dealmakers Awards, supporting regional growth

●
Delivered £24.5 billon1 of sustainable financing towards the three year commitment of £30 billion between 2024 and 2026. Supported the UK’s initial three carbon capture projects

●
Markets business achieving first ranking in all issuer Sterling Structured Finance2 and second ranking in all issuer Sterling Debt Capital Markets3. Ranked first for ‘Overall Service Quality’ in Coalition Greenwich Voice of Client UK Corporate Interest Rate Derivatives Study for the second year running

●
Delivered a c.21% year-on-year growth in foreign exchange volumes. Launched a market-leading foreign exchange execution algorithmic solution

●
Delivered UK’s first tokenised collateral transfer on a public blockchain, awarded ‘Best Bank for Digitalisation’ by Global Trade Review and enhanced the Markets Intelligence data product offering

●
Strong growth in cross-Group collaboration, across pensions, vehicle leasing and workplace solutions, delivering Group products to commercial clients

Financial performance

●
Underlying net interest income of £3,670 million, up 7% on the prior year, underpinned by strength in deposit franchise including structural hedge refinancing benefits

●
Underlying other income increased 1% to £1,825 million, largely driven by higher transaction banking and markets income more than offsetting lower loan markets activity, with 2024 benefitting from one-off gains

●
Operating costs up 4% reflecting strategic investment (including planned higher severance), business growth costs and inflationary pressures, partially offset by cost savings from investment and continued business-as-usual cost discipline. Remediation costs were £27 million across a small number of rectification programmes

●
Underlying impairment charge of £60 million compared to a credit in 2024 which benefitted from the improved economic outlook. 2025 included model calibration benefits alongside strong credit performance particularly in the second half of the year which more than offset higher Stage 3 charges observed in the first half of the year

●
Customer lending was 3% higher at £90.3 billion, reflecting growth in Institutional balances including securitised products, alongside corporate infrastructure growth. This was partially offset by government-backed lending repayments in Business and Commercial Bankin

●
Customer deposits 5% higher at £171.1 billion, with growth in targeted sectors

●
Risk-weighted assets 6% higher at £78.5 billion, reflecting lending growth in Corporate and Institutional Banking partially offset by optimisation activity

1 In line with the Group’s Sustainable Financing Framework; sustainable financing since 1 January 2024.

2 Source: LSEG Workspace: GBP Structured Finance (excluding collateralised debt obligations).

3 Source: LSEG GBP Debt Capital Markets; Investment Grade bonds (excluding Sovereign, supranational and agency).

DIVISIONAL RESULTS (continued)

Commercial Banking (continued)

Commercial Banking performance summaryA

	2025 £m	2024 £m	Change %

Underlying net interest income	3,670	3,434	7
Underlying other income1	1,825	1,815	1
Operating lease depreciation	(9)	(6)	(50)
Net income	5,486	5,243	5
Operating costs1	(2,853)	(2,752)	(4)
Remediation	(27)	(104)	74
Total costs	(2,880)	(2,856)	(1)
Underlying profit before impairment	2,606	2,387	9
Underlying impairment (charge) credit	(60)	14
Underlying profit	2,546	2,401	6

Banking net interest marginA,2	4.93%	4.51%	42bp
Average interest-earning banking assetsA	£78.3bn	£81.1bn	(3)
Asset quality ratioA	0.07%	0.00%	7bp

1 In 2025, the Group revised its treatment of certain divisional variable payment related costs. Previously reported within divisional operating costs, these are now included within divisional underlying other income. Comparative figures have been represented on a consistent basis, with no net impact on segmental profit or loss. Total Group comparatives are unchanged.

2 In 2025, the Group revised its capital transfer pricing methodology; comparative segmental banking net interest margin has been represented on a consistent basis.

	At 31 Dec 2025 £bn	At 31 Dec 2024 £bn	Change %

Business and Commercial Banking	28.3	29.7	(5)
Corporate and Institutional Banking	62.0	57.9	7
Loans and advances to customers	90.3	87.6	3

Customer deposits	171.1	162.6	5

Risk-weighted assets	78.5	73.8	6

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments

Insurance, Pensions and Investments (IP&I) serves over 10 million customers, holds a top three market share across Home, Workplace and Individual Annuities businesses and has £280 billion in assets under administration. The Group continues to invest significantly in the business. This includes enhancing investment propositions, supporting the Group’s Wealth and Mass Affluent strategy, driving digitisation in customer facing and operational platforms, innovating intermediary propositions and contributing to the transition to a low carbon economy.

Strategic progress

●
Announced the full acquisition of Schroders Personal Wealth (SPW), previously a joint venture with Schroders Group, becoming a fully owned subsidiary and now rebranding to ‘Lloyds Wealth’. The full acquisition of c.60,000 clients and c.£17 billion in AuA supports the Group’s ambitions for a market leading end-to-end wealth offering with financial advice offered to our banking and workplace customer base

●
Growth in Ready-Made Investments, with c.84,000 accounts opened to date. c.40% of customers under the age of 35. Launch of managed growth funds, a range of multi-asset funds at market leading ongoing fund charges, bringing institutional pricing to customers to support their long term investment goals

●
Growth of 15% in open book AuA to £232 billion (31 December 2024: £201 billion) and AuA net flows of £7.9 billion, with a significant contribution from the workplace pension business. The growth was helped in part by greater collaboration and penetration across Commercial Banking clients. Excluding SPW, AuA grew 16%

●
Climate-aware investments increased by £55.4 billion in 2025 driven by the launch of Scottish Widows Lifetime Investment, bringing overall investments to £81.3 billion, with the original target met at the end of 20241

●
Industry leading Trustpilot scores of 4.5 stars for Scottish Widows and 4.7 for Lloyds Insurance, driven by increased investment in automation, AI adoption and training, following the completion of the migration of 4 million policies to modern infrastructure

●
More than 1.75 million digitally registered Scottish Widows customers, with the core app for workplace pension customers growing by more than 75% year-on-year to over 750,000 users, c.60% of which are active users

●
Increased partnerships product offering with relaunch of the Group’s motor insurance product through AXA and the recent launch of the Health Partnership with Vitality, helping to complement the insurance ecosystem in a low risk, low capital intensity manner

●
Captured over 14% of new home insurance policy market, leveraging the Group’s trusted brands and digitising customer journeys with some claims being settled in as little as five minutes2

●
Increased Protection market share to 7.8% (30 September 2024: 5.8%) following successful launch of refreshed advisor proposition in 2024. New business IFA applications more than double those in 20242

Financial performance

●
Underlying profit of £330 million was up 50%. This included underlying other income of £1,431 million, up 11%, driven by strong business performance including higher general insurance net of claims, strengthening performance in the workplace pension business and the integration of Schroders Personal Wealth in the fourth quarter. Excluding Schroders Personal Wealth, underlying profit was £303 million, up 38%

●
Operating costs were up 1%. Excluding Schroders Personal Wealth operating costs were down 2% with costs savings from investment and continued business-as-usual cost discipline partially offset by strategic investment and inflationary pressures

●
Balance of deferred profits (including the risk adjustment) grew to £5.2 billion (after release to income of £413 million), including £93 million from new business, reflecting value generation in the workplace pensions business

●
Life and pensions sales (PVNBP) up 15%, driven by higher contribution from Workplace, Protection and Scottish Widows Platform businesses, partially offset by lower sales in the Annuities business due to market conditions

●
Payment of a further £50 million interim dividend in December 2025 to Lloyds Banking Group plc, after the £150 million interim dividend paid in July 2025, supported by a strong capital position with an estimated Insurance Solvency II ratio of 144% and reflected in the robust result in the recent PRA Life Insurance Stress Test

1 This refers to funds that have a focus on investment in companies that are either adapting their business to reduce carbon emissions or developing solutions to address climate change. Scottish Widows Lifetime Investment has climate aware ESG-tiled indices developed in partnership with Robeco.

2 Home insurance Market Share information as per internal analysis of eBenchmarkers data, Protection as per the ABI. Home Insurance Shares reflect information at 30 November 2025, Protection shares as at 30 September 2025.

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments (continued)

Insurance, Pensions and Investments performance summaryA

	2025 £m	2024 £m	Change %

Underlying net interest income	(151)	(136)	(11)
Underlying other income	1,431	1,292	11
Net income	1,280	1,156	11
Operating costs	(933)	(924)	(1)
Remediation	(15)	(19)	21
Total costs	(948)	(943)	(1)
Underlying profit before impairment	332	213	56
Underlying impairment (charge) credit	(2)	7
Underlying profit	330	220	50

Life and pensions sales (PVNBP)A,1	21,047	18,249	15
New business value of insurance and participating investment contracts recognised in the yearA,2
of which: deferred to contractual service margin and risk adjustment	93	126	(26)
of which: losses recognised on initial recognition	(13)	(15)	13
	80	111	(28)

Assets under administration (net flows)A,3	£7.9bn	£5.7bn	39
General insurance underwritten new gross written premiumsA	175	197	(11)
General insurance underwritten total gross written premiumsA	762	737	3
General insurance combined ratioA	89%	97%	(8)pp

	At 31 Dec 2025	At 31 Dec 2024	Change %

Insurance Solvency II ratio (pre-dividend)4	144%	158%	(14)pp
Total customer assets under administrationA,3	£279.6bn	£247.1bn	13
1 Present value of new business premiums can fluctuate due to timing of new schemes.

2 New business value represents the value added to the contractual service margin and risk adjustment at the initial recognition of new contracts, net of acquisition expenses and any loss component on onerous contracts (which is recognised directly in the income statement) but does not include existing business increments.

3 The movement in asset inflows and outflows driven by business activity (excluding market movements). Following the full acquisition of Schroders Personal Wealth in the fourth quarter of 2025, this presentation includes Wealth AuAs (previously reported within Retail). For 2025, total customer assets under administration and net flows now include £18 billion and £0.5 billion respectively and the comparative period has been shown on a consistent basis. For 2024, excluding Wealth AuAs, total customer assets under administration were £231.9 billion and net flows were £5.3 billion.

4 Equivalent estimated regulatory view of ratio (including With-Profits funds and post dividend where applicable) was 140% (31 December 2024: 148%, post-February 2025 dividend).

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments (continued)

Breakdown of net incomeA

	2025			2024
Deferred profit release1 £m		Other in-year profit £m	Total £m	Deferred profit release1 £m	Other in-year profit £m	Total £m

Life open book (pensions, individual annuities, Wealth and protection)	346	455	801	350	318	668
Non-life (General insurance)	–	277	277	–	229	229
Other items2	67	135	202	69	190	259
Net incomeA	413	867	1,280	419	737	1,156

1 Total deferred profit release is represented by contractual service margin (CSM) and risk adjustment releases from holdings on the balance sheet. CSM is released as insurance contract services are provided; risk adjustment is released as uncertainty within the calculation of the liabilities diminishes. Amounts are shown net of reinsurance.

2 Other items represents the income from longstanding business, return on shareholder assets and interest on subordinated debt.

Movement in the deferred profit1 (contractual service margin (CSM) and risk adjustment)

	Life open book £m	Other products2 £m	Bulk annuities3 £m	Total1 £m

Deferred profit at 1 January 2025	4,216	686	118	5,020
New business	93	–	–	93
Release to income statement	(346)	(67)	–	(413)
Other movements	486	157	(118)	525
Deferred profit at 31 December 2025	4,449	776	–	5,225

Deferred profit at 1 January 2024	4,025	702	578	5,305
New business	126	–	–	126
Release to income statement	(350)	(69)	–	(419)
Other movements	415	53	(460)	8
Deferred profit at 31 December 2024	4,216	686	118	5,020

1 Total deferred profit is represented by CSM and risk adjustment, both held on the balance sheet. CSM is released as insurance contract services are provided; risk adjustment is released as uncertainty within the calculation of the liabilities diminishes. Amounts are shown net of reinsurance.

2 Other products includes longstanding business and European business.

3 Bulk annuities for 2024 reflected the reinsurance agreement entered into as part of the agreed sale of the in-force bulk annuity portfolio to Rothesay Life plc, with the impact of the reinsurance agreement included within Other movements. This sale has since completed.

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments (continued)

Volatility arising in the Insurance business

	2025 £m	2024 £m

Insurance volatility	36	(56)
Policyholder interests volatility	256	162
Total volatility	292	106
Insurance hedging arrangements	(537)	(442)
Total1	(245)	(336)

1 Total insurance volatility is included within market and other volatility in the Group underlying basis income statement, which in total resulted in a gain of £72 million in 2025 (2024: loss of £144 million). See page 2.

Insurance volatility impacts statutory profit before tax (through market and other volatility) but does not impact underlying profit, which is based on an expected return. The impact of the actual return differing from the expected return is included within insurance volatility. This is because movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the results on the basis of an expected return.

The Group manages its Insurance business exposures to equity, interest rate, foreign currency exchange rate and inflation movements within the Insurance, Pensions and Investments division. It does so by balancing the importance of managing the impacts to both Solvency capital and earnings volatility, as these factors can impact the dividend that the Insurance business can pay up to Lloyds Banking Group plc. This approach can result in volatility in statutory profit before tax. Total insurance volatility resulted in losses of £245 million (2024: losses of £336 million), driven by increases in interest rates and equity markets and decreases in inflation.

DIVISIONAL RESULTS (continued)

Equity Investments and Central Items

Equity Investments and Central Items includes the Group’s equity investment businesses, including LDC, Lloyds Living, the Housing Growth Partnership (HGP), the Group’s share of the Business Growth Fund (BGF) and the MADE Partnership joint venture. LDC is a leading private equity investor, supporting more than 90 growing SMEs that span all regions and sectors of the UK economy and employ over 25,000 people. LDC has almost £2.3 billion assets under management. Lloyds Living is the Group’s residential landlord business with 7,750 homes in operation or contracted as at 31 December 2025. Equity Investments and Central Items also includes income and expenses not attributed to the divisions, including residual underlying net interest income after transfer pricing.

Strategic progress

●
Invested almost £250 million in 2025 through LDC, taking total capital deployed since the start of 2020 to over £2 billion

●
More than half of LDC transactions took place in the fourth quarter of the year, signalling positive momentum

●
Supported LDC portfolio companies to make 45 acquisitions, helping them to grow despite challenging market conditions

●
Exited 11 successful investments where the businesses grew revenues by an average of 155% and created more than 1,200 jobs. Generated more than £600 million of exit proceeds and an average money multiple return of 3.3 times

●
Lloyds Living portfolio saw significant expansion in 2025 with a completed portfolio of c.5,450 homes, with c.2,300 additional homes under development

●
Completed scheme occupancy in Lloyds Living of 95% and rental growth tracking at over 4% (annualised basis)

●
Helped support transition to a low-carbon economy with c.850 all-electric homes, of which 285 completed in 2025 and a 25 home zero bills pilot with Octopus Energy

●
HGP committed to build a further c.2,000 homes taking total homes committed since investment started in 2016 to over 15,000 and homes sold of c.5,500. Homes committed in 2025 have high energy efficiency standards, with 100% target rated as EPC B or above and 1 in 4 rated as EPC A

●
HGP awarded Specialist Financier of the year by the 2025 RESI Awards and dedicated 300 days of the senior advisor network of industry leaders time to support SMEs in the current housing cycle challenge

●
The first full year of the MADE Partnership, the LBG/Barratt Redrow/Homes England master developer joint venture saw MADE progress master plan opportunities with potential to deliver up to 7,350 new homes

Financial performance

●
Net income of £707 million 6% lower compared to 2024, with higher underlying other income more than offset by lower underlying net interest income. Underlying net interest income was lower given increased funding costs to support volume growth in the Group’s equity and direct investment business, alongside lower divisional recharges from a reduction in structured medium-term note and AT1 distribution costs

●
Underlying other income includes £579 million (2024: £502 million) generated by the Group’s equity and direct investment businesses, increasing 15% versus 2024 as a result of strong income growth from Lloyds Living (up £69 million), partially offset by lower income from LDC (down £15 million)

●
Total costs of £163 million in 2025 decreased 28% on the prior year, including lower remediation costs

DIVISIONAL RESULTS (continued)

Equity Investments and Central Items (continued)

Equity Investments and Central Items summaryA

	2025 £m	2024 £m	Change %

Underlying net interest income	479	617	(22)
Underlying other income1	228	136	68
Net income	707	753	(6)
Operating costs1	(168)	(200)	16
Remediation	5	(26)
Total costs	(163)	(226)	28
Underlying profit before impairment	544	527	3
Underlying impairment credit	1	3	(67)
Underlying profit	545	530	3

1 In 2025, the Group revised its treatment of certain divisional variable payment related costs. Previously reported within divisional operating costs, these are now included within divisional underlying other income. Comparative figures have been represented on a consistent basis, with no net impact on segmental profit or loss. Total Group comparatives are unchanged.

Within this, the performance of the Group’s equity investment businesses, including LDC, Lloyds Living, the Housing Growth Partnership (HGP), the Group’s share of the Business Growth Fund (BGF) and the MADE Partnership joint venture, is summarised as follows:

	2025 £m	2024 £m	Change %

Underlying net interest expense	(132)	(109)	(21)
Underlying other income	579	502	15
Net income	447	393	14
Total costs	(96)	(78)	(23)
Underlying profit	351	315	11

RISK MANAGEMENT

PRINCIPAL RISKS AND UNCERTAINTIES

The most important risks faced by the Group are detailed below. External risks may impact the success of delivering against the Group’s long-term strategic objectives. They include, but are not limited to, macroeconomic and geopolitical uncertainties and inflation trends which could contribute to the cost of living and associated implications for consumers and businesses.

Risk management is essential to our business model and strategy, helping us to embrace opportunities responsibly and drive sustainable growth for the Group. Our strong risk management culture, underpinned by our enhanced risk management framework (RMF), is vital in safeguarding the Group, colleagues and customers against both existing and emerging risks.

The Group’s credit performance remains strong and stable; the loan portfolio remains well positioned amid macroeconomic uncertainty and is closely monitored to proactively identify signs of stress.

Operational resilience remains crucial, enabling the Group to prevent, withstand and respond to cybersecurity threats and IT outages, using intelligence and learnings from recent global events.

The Group continues to modernise its technology and strengthen capabilities and ensure the safe, responsible use of models and tools such as artificial intelligence.

The latest position regarding motor finance commission arrangements and the potential impact is provided on page 1.

During 2025, the Group has continued to make progress in its risk transformation journey, allowing us to further evolve our risk management approach to deliver good outcomes for our customers. This has included the consistent implementation of the RMF requirements for all of the Group’s legal entities, business units and functions.

The RMF ensures processes are in place to facilitate robust risk management and effective decision making.

The Group’s risk policies are supported by risk toolkits, which set out clear guidance and minimum standards for proactive identification and effective risk management, fostering a strong risk management culture across the Group.

The Group has 11 principal risks, which are unchanged in 2025 from the prior year and are underpinned by a suite of level two risks. These consist of capital risk, climate risk, compliance risk, conduct risk, credit risk, economic crime risk, insurance underwriting risk, liquidity risk, market risk, model risk and operational risk. These risks are reviewed and reported on regularly to the Board in alignment with the enhanced RMF.

The Group will publish a detailed review of all of its principal risks in the annual report and accounts in February. This will include definitions and how the principal risks are identified, assessed, managed, mitigated, monitored and reported. A copy of the disclosures will be available to view at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

CAPITAL RISK

Overview

CET1 target capital ratio

The Board’s view of the ongoing level of CET1 capital required by the Group to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties is c.13.0%, which includes a management buffer of around 1%. This takes into account, amongst other considerations:

●
The minimum Pillar 1 CET1 capital requirement of 4.5% of risk-weighted assets

●
The Group’s Pillar 2A CET1 capital requirement, set by the PRA, which is the equivalent of around 1.4% of risk-weighted assets

●
The Group’s countercyclical capital buffer (CCyB) requirement, which is around 1.8% of risk-weighted assets

●
The capital conservation buffer (CCB) requirement of 2.5% of risk-weighted assets

●
The Ring-Fenced Bank (RFB) sub-group’s other systemically important institution (O-SII) buffer of 2.0% of risk-weighted assets, which equates to 1.6% of risk-weighted assets at Group level

●
The Group’s PRA Buffer, set after taking account of the results of any regulatory stress tests and other information, as well as outputs from the Group’s own internal stress tests. The PRA requires this buffer to remain confidential

●
The likely performance of the Group in various potential stress scenarios and ensuring capital remains resilient in these

●
The economic outlook for the UK and business outlook for the Group

●
The desire to maintain a progressive and sustainable ordinary dividend policy in the context of year-to-year earnings movements

Minimum requirement for own funds and eligible liabilities (MREL)

The Group is not classified as a global systemically important bank (G-SIB) but is subject to the Bank of England’s MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources. Applying the MREL SoP to current minimum capital requirements at 31 December 2025, the Group’s MREL, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 21.0% of risk-weighted assets, or 6.5% of the UK leverage ratio exposure measure. In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.

Leverage minimum requirements

The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:

●
A minimum tier 1 leverage ratio requirement of 3.25% of the total leverage exposure measure

●
A countercyclical leverage buffer (CCLB) which is currently 0.6% of the total leverage exposure measure

●
An additional leverage ratio buffer (ALRB) of 0.7% of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6% at Group level

At least 75% of the 3.25% minimum leverage ratio requirement as well as 100% of all regulatory leverage buffers must be met with CET1 capital.

Stress testing

The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key risks. As part of this programme the Group participated in the Bank of England 2025 Bank Capital Stress Test. The scenario tests a severe negative global aggregate supply shock, leading to deep recessions globally and in the UK. In the scenario, GDP falls 5%, unemployment and inflation rise, and central banks increase interest rates (peak of 8%). The results were published in December 2025 and the report concluded that the UK banking system remains well capitalised. The Group passed the stress test, performing strongly, and was not required to take any capital actions.

CAPITAL RISK (continued)

Capital and MREL resources

An analysis of the Group’s capital position and MREL resources as at 31 December 2025 is presented in the following table. 31 December 2024 reflects the application of the transitional arrangements for IFRS 9.

	At 31 Dec 2025 £m	At 31 Dec 2024 £m

Common equity tier 1: instruments and reserves
Share capital and share premium account	24,686	24,782
Banking retained earnings1	20,671	19,582
Banking other reserves1	4,374	2,786
Adjustment to retained earnings for foreseeable dividends	(1,429)	(1,276)
	48,302	45,874
Common equity tier 1: regulatory adjustments
Cash flow hedge reserve	2,062	3,755
Goodwill and other intangible assets	(5,996)	(5,679)
Prudent valuation adjustment	(343)	(354)
Excess of expected losses over impairment provisions and value adjustments	(631)	(270)
Removal of defined benefit pension surplus	(1,968)	(2,215)
Significant investments1	(4,708)	(5,024)
Deferred tax assets	(3,812)	(4,025)
Other regulatory adjustments	24	(83)
Common equity tier 1 capital	32,930	31,979

Additional tier 1: instruments
Other equity instruments	5,923	6,170
Additional tier 1: regulatory adjustments
Significant investments1	(800)	(800)
Total tier 1 capital	38,053	37,349

Tier 2: instruments and provisions
Subordinated liabilities	7,489	6,366
Tier 2: regulatory adjustments
Significant investments1	(963)	(964)
Total capital resources	44,579	42,751

Ineligible AT1 and tier 2 instruments2	(79)	(94)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	–	891
Other eligible liabilities issued by Lloyds Banking Group plc3	31,232	28,675
Total MREL resources	75,732	72,223

Risk-weighted assets	235,513	224,632

Common equity tier 1 capital ratio	14.0%	14.2%
Tier 1 capital ratio	16.2%	16.6%
Total capital ratio	18.9%	19.0%
MREL ratio	32.2%	32.2%

1 In accordance with banking capital regulations, the Group’s Insurance business is excluded from the scope of the Group’s capital position. The Group’s investment in the equity and other capital instruments of the Insurance business are deducted from the relevant tier of capital (‘Significant investments’), subject to threshold regulations that allow a portion of the equity investment to be risk-weighted rather than deducted from capital. The risk-weighted portion forms part of threshold risk-weighted assets.

2 Instruments not issued out of the holding company.

3 Includes senior unsecured debt.

CAPITAL RISK (continued)

Movements in CET1 capital resources

The key movements are set out in the table below.

Common equity tier 1 £m

At 31 December 2024	31,979
Banking business profits1	4,891
Movement in foreseeable dividend accrual2	(153)
Dividends paid on ordinary shares during the year	(2,000)
Adjustment to reflect full impact of share buyback	(1,710)
Dividends received from the Insurance business3	300
Movement in treasury shares and employee share schemes	251
Deferred tax asset	212
Goodwill and other intangible assets	(317)
Excess regulatory expected losses	(361)
Significant investments	316
Distributions on other equity instruments	(463)
Other movements	(15)
At 31 December 2025	32,930

1 Under banking capital regulations, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.

2 Reflects the reversal of the brought forward accrual for the final 2024 ordinary dividend, net of the accrual for the final 2025 ordinary dividend.

3 Received in February 2025, July 2025 and December 2025.

The Group’s CET1 capital ratio was 14.0% at 31 December 2025 (31 December 2024: 14.2%) with the increase in CET1 capital resources more than offset by the increase in risk-weighted assets from year end 2024.

CET1 capital resources increased by £951 million, with banking business profits for the year and the receipt of dividends paid up by the Insurance business largely offset by:

●
The interim ordinary dividend paid in September 2025, the accrual for the recommended final 2025 ordinary dividend of 2.43 pence per share and distributions on other equity instruments

●
The recognition of the full capital impact of the ordinary share buyback programme announced as part of the Group’s 2024 year end results, which completed in December 2025

The full capital impact of the ordinary share buyback programme announced as part of the Group’s 2025 year end results is reflected through the Group’s pro forma CET1 capital ratio of 13.2% at 31 December 2025.

CAPITAL RISK (continued)

Movements in total capital and MREL

The Group’s total capital ratio reduced to 18.9% at 31 December 2025 (31 December 2024: 19.0%). The increase in CET1 capital and the issuance of new AT1 and tier 2 capital instruments during the year was more than offset by AT1 and tier 2 instrument calls, other tier 2 movements and the increase in risk-weighted assets.

The MREL ratio remained at 32.2% at 31 December 2025 (31 December 2024: 32.2%) with the increase in MREL resources, reflecting the increase in other eligible liabilities and total capital resources after adjustments, broadly offset by the increase in risk-weighted assets.

Risk-weighted assets

	At 31 Dec 2025 £m	At 31 Dec 2024 £m

Foundation Internal Ratings Based (IRB) Approach	47,782	43,366
Retail IRB Approach	90,354	90,567
Other IRB Approach1	23,292	21,878
IRB Approach	161,428	155,811
Standardised (STA) Approach1	27,166	22,532
Credit risk	188,594	178,343
Counterparty credit risk2	6,835	7,046
Securitisation	8,472	8,346
Market risk	3,844	3,714
Operational risk	27,768	27,183
Risk-weighted assets	235,513	224,632
of which: threshold risk-weighted assets3	10,672	10,738

1 Threshold risk-weighted assets are included within Other IRB Approach and Standardised (STA) Approach.

2 Includes credit valuation adjustment risk.

3 Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from the investment in the Group’s Insurance business.

Risk-weighted assets increased by £10.9 billion to £235.5 billion at 31 December 2025 (31 December 2024: £224.6 billion). This reflects the impact of strong customer lending growth, Retail secured CRD IV increases and other movements, partially offset by continued optimisation activity.

CAPITAL RISK (continued)

Leverage ratio

The table below summarises the component parts of the Group’s leverage ratio.

	At 31 Dec 2025 £m	At 31 Dec 2024 £m

Total tier 1 capital	38,053	37,349

Exposure measure
Derivative financial instruments	19,727	24,065
Securities financing transactions	71,967	69,941
Loans and advances and other assets	852,378	812,691
Total statutory balance sheet assets	944,072	906,697
Qualifying central bank claims	(56,231)	(62,396)
Deconsolidation adjustments1	(210,617)	(190,988)
Derivatives adjustments	(283)	(6,254)
Securities financing transactions adjustments	2,489	3,351
Off-balance sheet items	44,410	40,186
Amounts already deducted from tier 1 capital	(12,622)	(12,395)
Other regulatory adjustments2	(2,879)	(4,127)
Total exposure measure	708,339	674,074

UK leverage ratio	5.4%	5.5%

Leverage exposure measure (including central bank claims)	764,570	736,470
Leverage ratio (including central bank claims)	5.0%	5.1%

Total MREL resources	75,732	72,223
MREL leverage ratio	10.7%	10.7%

1 Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, primarily the Group’s Insurance business.

2 Includes adjustments to exclude lending under the Government’s Bounce Back Loan Scheme (BBLS).

Analysis of leverage movements

The Group’s UK leverage ratio reduced to 5.4% at 31 December 2025 (31 December 2024: 5.5%), with the increase in total tier 1 capital more than offset by the increase in the leverage exposure measure. The latter primarily reflects increases across loans and advances and other assets, due in part to strong customer lending growth, in addition to an increase in off-balance sheet items.

Pillar 3 disclosures

The Group will publish full year Pillar 3 disclosures in February. A copy of the disclosures will be available to view at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

CREDIT RISK

Overview

Credit performance has remained strong and stable in 2025. The Group maintains a measured approach to credit risk appetite and risk management with strong credit origination criteria embedded, including affordability tests and robust LTVs in the secured portfolios.

In UK mortgages, reductions in new to arrears and flows to default have been observed, whilst unsecured portfolios continue to exhibit low and stable arrears trends. Credit performance also remains strong in Commercial Banking. The Group continues to assess the impacts of the economic and geopolitical environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group’s positions.

The underlying impairment charge in 2025 was £795 million, up from £433 million in 2024, and includes a net charge from updates to the Group’s macroeconomic outlook of £74 million compared to a large release of £394 million in 2024. Excluding macroeconomic updates, the Group’s underlying impairment charge remains low and similar to 2024. The total underlying probability-weighted expected credit loss (ECL) allowance was lower in 2025 at £3,353 million (31 December 2024: £3,651 million) following strong credit performance and additional benefits from model refinements.

Stage 2 underlying loans and advances to customers are lower at £45,413 million versus the prior year (31 December 2024: £48,075 million) following strong credit performance particularly within UK mortgages. Additionally, growth in lending from new business inflows dilute the proportion of Stage 2 loans and advances to 9.4% of total lending (31 December 2024: 10.4%) with Stage 2 coverage reducing slightly at 2.6% (31 December 2024: 2.8%).

Stage 3 underlying loans and advances to customers are lower at £8,349 million versus the prior year (31 December 2024: £9,021 million), and as a percentage of total lending at 1.7% (31 December 2024: 2.0%). Migrations into Stage 3 from a small number of cases within Commercial Banking were offset by continued strong performance, especially following improving default rates within UK mortgages. Growth in house prices combined with strong credit performance across Retail also reduced the total Group Stage 3 coverage to 15.9% (31 December 2024: 16.4%).

Prudent risk appetite and risk management

●
The Group continues to take a prudent and proactive approach to credit risk appetite and credit risk management with robust oversight. Risk appetite is in line with the Group’s strategy and helps support customers through continued economic uncertainties in both global and domestic markets

●
Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk parameters help manage exposure to higher risk and cyclical sectors, segments and asset classes

●
The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress

●
The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support where required

CREDIT RISK (continued)

Impairment charge (credit) by division – statutory and underlyingA basis

	2025£m	2024 £m	Change %

UK mortgages	(60)	(194)	(69)
Credit cards	321	270	(19)
UK unsecured loans and overdrafts	257	272	6
UK Motor Finance	212	116	(83)
Other	4	(7)
Retail	734	457	(61)
Business and Commercial Banking	(53)	47
Corporate and Institutional Banking	113	(61)
Commercial Banking	60	(14)
Insurance, Pensions and Investments	2	(9)
Equity Investments and Central Items	(1)	(3)	(67)
Total impairment charge	795	431	(84)
Insurance, Pensions and Investments (underlying basis)A	2	(7)
Total impairment charge (underlying basis)A	795	433	(84)

Asset quality ratioA	0.17%	0.10%	7bp

Credit risk balance sheet basis of presentation

The balance sheet analyses which follow have been presented on two bases; the statutory basis which is consistent with the presentation in the Group’s accounts and the underlying basis which is used for internal management purposes. Further detail is included on page 62.

Total expected credit loss allowance – statutory and underlyingA basis

	At 31 Dec 2025 £m	At 31 Dec 2024 £m
Customer related balances
Drawn	3,011	3,191
Undrawn	197	270
	3,208	3,461
Loans and advances to banks	1	1
Debt securities	5	4
Other assets	14	15
Total expected credit loss allowance	3,228	3,481
Acquisition fair value adjustment	125	170
Total expected credit loss allowance (underlying basis)A	3,353	3,651
of which: Customer related balances (underlying basis)A	3,333	3,631
of which: Drawn (underlying basis)A	3,136	3,361

CREDIT RISK (continued)

Total expected credit loss allowance sensitivity to economic assumptions – statutory and underlyingA basis

The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. Consistent with prior years, the base case, upside and downside scenarios carry a 30% weighting; the severe downside is weighted at 10%.

The following table shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall probability-weighted probability of default and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift on a statutory basis being £366 million compared to £445 million at 31 December 2024.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	731	341	510	937	1,943
Credit cards	603	498	579	674	777
Other Retail	991	922	969	1,036	1,126
Commercial Banking	888	690	789	1,010	1,414
Other	15	15	15	15	15
At 31 December 2025	3,228	2,466	2,862	3,672	5,275
UK mortgages (underlying basis)A	856	466	635	1,062	2,068
At 31 December 2025 (underlying basis)A	3,353	2,591	2,987	3,797	5,400

UK mortgages	852	345	567	1,064	2,596
Credit cards	674	518	641	773	945
Other Retail	950	843	923	1,010	1,172
Commercial Banking	989	745	889	1,125	1,608
Other	16	16	16	16	17
At 31 December 2024	3,481	2,467	3,036	3,988	6,338
UK mortgages (underlying basis)A	1,022	512	735	1,235	2,773
At 31 December 2024 (underlying basis)A	3,651	2,634	3,204	4,159	6,515

The impact of isolated changes in the UK unemployment rate and House Price Index (HPI) has been assessed on a univariate basis. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors.

The impacts are assessed as changes to probability-weighted modelled ECL inclusive of the impacts upon staging of assets, excluding post model adjustments. In previous assessments, impacts were assessed as changes to base case modelled ECL only (at 100 per cent weighting) with staging held flat to the reported view, and similarly excluded post model adjustments. The updated approach addresses the limitations of the prior methodology and provides a more representative view of the potential impact of these sensitivities.

The ECL impact due to a change in unemployment has reduced in 2025 compared to 2024 as a result of lower loss rates within the Commercial Banking model. The HPI reduction versus 2024 is due to lower default rates and a reduced proportion of assets in Stage 2 for UK mortgages, following strong credit performance in the year.

CREDIT RISK (continued)

Total expected credit loss allowance sensitivity to economic assumptions (continued)

The table below shows the impact on the Group’s ECL resulting from a 1 percentage point increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of all four scenarios. A more immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime probability of defaults.

	At 31 December 2025		At 31 December 20241
1pp increase in unemployment £m		1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m

UK mortgages	11	(11)	13	(12)
Credit cards	54	(53)	54	(53)
Other Retail	25	(25)	23	(24)
Commercial Banking	58	(48)	113	(82)
ECL impact	148	(137)	203	(171)

1 For 2025, impacts are assessed as changes to probability-weighted modelled ECL inclusive of the impacts upon staging of assets, excluding post model adjustments. The comparative period has been represented on a consistent basis.

The table below shows the impact on the Group’s ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point increase or decrease in HPI. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of all four scenarios.

	At 31 December 2025		At 31 December 20241
	10pp increase in HPI £m	10pp decrease in HPI £m	10pp increase in HPI £m	10pp decrease in HPI £m

ECL impact	(172)	261	(207)	312

1 For 2025, impacts are assessed as changes to probability-weighted modelled ECL inclusive of the impacts upon staging of assets, excluding post model adjustments. The comparative period has been represented on a consistent basis.

Reconciliation between statutory and underlyingA bases of gross loans and advances to customers and expected credit loss allowance on drawn balances

	Gross loans and advances to customers					Expected credit loss allowance on drawn balances
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2025
Underlying basisA	430,493	45,413	8,349	–	484,255	737	1,107	1,292	–	3,136
POCI assets	(644)	(2,734)	(1,823)	5,201	–	–	(30)	(254)	284	–
Acquisition fairvalue adjustment	–	–	–	(125)	(125)	–	–	–	(125)	(125)
Continuing involvement asset	344	–	–	–	344	–	–	–	–	–
	(300)	(2,734)	(1,823)	5,076	219	–	(30)	(254)	159	(125)
Statutory basis	430,193	42,679	6,526	5,076	484,474	737	1,077	1,038	159	3,011

At 31 December 2024
Underlying basisA	405,324	48,075	9,021	–	462,420	736	1,199	1,426	–	3,361
POCI assets	(762)	(3,310)	(2,305)	6,377	–	–	(39)	(318)	357	–
Acquisition fairvalue adjustment	–	–	–	(170)	(170)	–	–	–	(170)	(170)
Continuing involvement asset	798	–	–	–	798	–	–	–	–	–
	36	(3,310)	(2,305)	6,207	628	–	(39)	(318)	187	(170)
Statutory basis	405,360	44,765	6,716	6,207	463,048	736	1,160	1,108	187	3,191

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance – statutory and underlyingA basis
At 31 December 2025	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	284,307	30,414	4,016	5,076	323,813	9.4	1.2
Credit cards	15,258	2,326	274	–	17,858	13.0	1.5
UK unsecured loans and overdrafts	10,601	1,397	193	–	12,191	11.5	1.6
UK Motor Finance	14,222	2,786	141	–	17,149	16.2	0.8
Other	21,245	392	145	–	21,782	1.8	0.7
Retail	345,633	37,315	4,769	5,076	392,793	9.5	1.2
Business and Commercial Banking	24,362	3,329	979	–	28,670	11.6	3.4
Corporate and Institutional Banking	59,658	2,035	778	–	62,471	3.3	1.2
Commercial Banking	84,020	5,364	1,757	–	91,141	5.9	1.9
Equity Investments and Central Items1	540	–	–	–	540	–	–
Total gross lending	430,193	42,679	6,526	5,076	484,474	8.8	1.3
UK mortgages (underlying basis)A,2	284,951	33,148	5,839		323,938	10.2	1.8
UK Motor Finance (underlying basis)A,3	13,878	2,786	141		16,805	16.6	0.8
Retail (underlying basis)A	345,933	40,049	6,592		392,574	10.2	1.7
Total gross lending (underlying basis)A	430,493	45,413	8,349		484,255	9.4	1.7

Customer related ECL allowance (drawn and undrawn)
UK mortgages	55	208	309	159	731
Credit cards	205	277	121	–	603
UK unsecured loans and overdrafts	172	214	112	–	498
UK Motor Finance4	202	149	79	–	430
Other	17	11	35	–	63
Retail	651	859	656	159	2,325
Business and Commercial Banking	92	165	120	–	377
Corporate and Institutional Banking	107	136	263	–	506
Commercial Banking	199	301	383	–	883
Equity Investments and Central Items	–	–	–	–	–
Total	850	1,160	1,039	159	3,208
UK mortgages (underlying basis)A,2	55	238	563		856
UK Motor Finance (underlying basis)A	202	149	79		430
Retail (underlying basis)A	651	889	910		2,450
Total (underlying basis)A	850	1,190	1,293		3,333
Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI%	Total%	Adjusted Stage 35%	Adjusted Total5%

UK mortgages	–	0.7	7.7	3.1	0.2
Credit cards	1.3	11.9	44.2	–	3.4	45.7	3.4
UK unsecured loans and overdrafts	1.6	15.3	58.0	–	4.1	60.5	4.1
UK Motor Finance	1.4	5.3	56.0	–	2.5
Other	0.1	2.8	24.1	–	0.3
Retail	0.2	2.3	13.8	3.1	0.6	13.8	0.6
Business and Commercial Banking	0.4	5.0	12.3	–	1.3	15.7	1.3
Corporate and Institutional Banking	0.2	6.7	33.8	–	0.8	33.8	0.8
Commercial Banking	0.2	5.6	21.8	–	1.0	24.9	1.0
Equity Investments and Central Items	–	–	–	–	–
Total	0.2	2.7	15.9	3.1	0.7	16.5	0.7
UK mortgages (underlying basis)A,2	–	0.7	9.6		0.3
UK Motor Finance (underlying basis)A,3	1.5	5.3	56.0		2.6
Retail (underlying basis)A	0.2	2.2	13.8		0.6	13.8	0.6
Total (underlying basis)A	0.2	2.6	15.5		0.7	15.9	0.7

1 Contains central fair value hedge accounting adjustments.

2 UK mortgages balances on an underlying basisA exclude the impact of the HBOS acquisition-related adjustments.

3 UK Motor Finance balances on an underlying basisA exclude a finance lease gross up.

4 UK Motor Finance includes £243 million relating to provisions against residual values of vehicles subject to finance leases.

5 Stage 3 and Total exclude loans in recoveries in credit cards of £9 million, UK unsecured loans and overdrafts of £8 million, Business and Commercial Banking of £217 million and Corporate and Institutional Banking of £1 million.

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance – statutory and underlyingA basis
At 31 December 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	269,760	32,995	4,166	6,207	313,128	10.5	1.3
Credit cards	13,534	2,441	265	–	16,240	15.0	1.6
UK unsecured loans and overdrafts	9,314	1,247	175	–	10,736	11.6	1.6
UK Motor Finance	13,897	2,398	124	–	16,419	14.6	0.8
Other	17,373	516	147	–	18,036	2.9	0.8
Retail	323,878	39,597	4,877	6,207	374,559	10.6	1.3
Business and Commercial Banking	25,785	3,172	1,197	–	30,154	10.5	4.0
Corporate and Institutional Banking	55,692	1,996	642	–	58,330	3.4	1.1
Commercial Banking	81,477	5,168	1,839	–	88,484	5.8	2.1
Equity Investments and Central Items1	5	–	–	–	5	–	–
Total gross lending	405,360	44,765	6,716	6,207	463,048	9.7	1.5
UK mortgages (underlying basis)A,2	270,522	36,305	6,471		313,298	11.6	2.1
UK Motor Finance (underlying basis)A,3	13,099	2,398	124		15,621	15.4	0.8
Retail (underlying basis)A	323,842	42,907	7,182		373,931	11.5	1.9
Total gross lending (underlying basis)A	405,324	48,075	9,021		462,420	10.4	2.0

Customer related ECL allowance (drawn and undrawn)
UK mortgages	55	275	335	187	852
Credit cards	210	331	133	–	674
UK unsecured loans and overdrafts	170	235	118	–	523
UK Motor Finance4	173	115	72	–	360
Other	16	14	37	–	67
Retail	624	970	695	187	2,476
Business and Commercial Banking	132	187	166	–	485
Corporate and Institutional Banking	122	129	249	–	500
Commercial Banking	254	316	415	–	985
Equity Investments and Central Items	–	–	–	–	–
Total	878	1,286	1,110	187	3,461
UK mortgages (underlying basis)A,2	55	314	653		1,022
UK Motor Finance (underlying basis)A	173	115	72		360
Retail (underlying basis)A	624	1,009	1,013		2,646
Total (underlying basis)A	878	1,325	1,428		3,631

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI%	Total%	Adjusted Stage 35%	Adjusted Total5%

UK mortgages	–	0.8	8.0	3.0	0.3
Credit cards	1.6	13.6	50.2	–	4.2
UK unsecured loans and overdrafts	1.8	18.8	67.4	–	4.9
UK Motor Finance	1.2	4.8	58.1	–	2.2
Other	0.1	2.7	25.2	–	0.4
Retail	0.2	2.4	14.3	3.0	0.7
Business and Commercial Banking	0.5	5.9	13.9	–	1.6	18.4	1.6
Corporate and Institutional Banking	0.2	6.5	38.8	–	0.9	38.8	0.9
Commercial Banking	0.3	6.1	22.6	–	1.1	26.9	1.1
Equity Investments and Central Items	–	–	–	–	–
Total	0.2	2.9	16.5	3.0	0.7	17.3	0.7
UK mortgages (underlying basis)A,2	–	0.9	10.1		0.3
UK Motor Finance (underlying basis)A,3	1.3	4.8	58.1		2.3
Retail (underlying basis)A	0.2	2.4	14.1		0.7
Total (underlying basis)A	0.2	2.8	15.8		0.8	16.4	0.8

1 Contains central fair value hedge accounting adjustments.

2 UK mortgages balances on an underlying basisA exclude the impact of the HBOS acquisition-related adjustments.

3 UK Motor Finance balances on an underlying basisA exclude a finance lease gross up.

4 UK Motor Finance includes £178 million relating to provisions against residual values of vehicles subject to finance leases.

5 Stage 3 and Total exclude loans in recoveries in Business and Commercial Banking of £296 million and Corporate and Institutional Banking of £1 million.

CREDIT RISK (continued)

Retail

●
The Retail portfolio has continued to deliver strong credit performance in 2025 and remains well positioned despite macroeconomic headwinds. Consumers continue to show strength in the context of inflationary pressures

●
Robust risk management remains firmly embedded, underpinned by strong affordability and indebtedness controls for lending and a prudent risk appetite approach. Lending strategies are assessed regularly and are calibrated to reflect the latest macroeconomic conditions

●
In UK mortgages, new to arrears and flow to default rates have improved during 2025, while in the unsecured portfolios and UK Motor Finance, new to arrears and flows to default have remained low and stable

●
The Retail impairment charge in 2025 was £734 million, higher than the £457 million charge for 2024 which benefitted from a large release of £332 million from improvements in the Group’s macroeconomic outlook. Excluding macroeconomic updates, the impairment charge is slightly lower than 2024 due to continued stability in flows to default with additional write-backs from model refinements

●
Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) has reduced to 0.6% (31 December 2024: 0.7%)

●
Strong credit performance and higher portfolio balances have reduced Stage 2 loans and advances to 10.2% of the Retail portfolio (31 December 2024: 11.5%). Stage 2 ECL coverage reduced to 2.2% (31 December 2024: 2.4%)

●
Stable and low flows to default and higher portfolio balances have also resulted in a reduction in Retail Stage 3 loans and advances to 1.7% of total loans and advances (31 December 2024: 1.9%)

●
Stage 3 ECL coverage reduced to 13.8% (31 December 2024: 14.1%), largely due to continued house price increases

UK mortgages

●
The UK mortgages portfolio increased to £323.9 billion (31 December 2024: £313.3 billion), driven by sustained customer demand

●
New to arrears in the UK mortgages portfolio improved during 2025. The portfolio remains well positioned with a strong loan to value (LTV) profile. Portfolio quality improved during the year, supported by robust affordability and credit controls with higher risk legacy vintage balances continuing to reduce

●
The impairment credit of £60 million for 2025 is lower than the credit of £194 million in 2024. Both years included favourable updates to the macroeconomic outlook, predominately via continued growth in house prices, however this benefit was more material in 2024. Excluding macroeconomic updates, the impairment charge is favourable year-on-year due to improving flow to default rates

●
Stage 2 loans and advances have reduced to 10.2% of total UK mortgages balances (31 December 2024: 11.6%) following the removal of non-modelled adjustments previously applied to UK Bank Rate and CPI inflation in the severe downside scenario, combined with strong credit performance and higher portfolio balances

●
Continued strong credit performance and higher portfolio balances also resulted in a reduction in Stage 3 loans and advances to 1.8% (31 December 2024: 2.1%), with continued growth in house prices resulting in a reduction in Stage 3 ECL coverage to 9.6% (31 December 2024: 10.1%)

CREDIT RISK (continued)

UK mortgages product analysis - statutory basis1

	At 31 December 2025					At 31 December 20241
Mainstream		Buy-to-let	Specialist	Total	Mainstream	Buy-to-let	Specialist	Total

UK mortgages loans and advances to customers (£m)	273,106	47,858	2,849	323,813	261,630	47,984	3,514	313,128

UK mortgages greater than 3 months in arrears2
Number of cases	17,070	3,351	2,208	22,629	20,112	4,511	2,818	27,441
Total mortgages accounts (%)	1.0	1.0	8.6	1.1	1.2	1.2	9.2	1.3
Value of loans3 (£m)	2,518	486	397	3,401	2,850	623	504	3,977
Total mortgages balances (%)	0.9	1.0	13.9	1.1	1.1	1.3	14.3	1.3

Loan to value
Less than 60% (%)	52.0	64.1	90.0	54.2	55.6	68.5	89.4	57.9
60% to 70% (%)	15.4	21.4	6.4	16.2	16.7	21.1	6.9	17.2
70% to 80% (%)	15.5	14.4	2.0	15.2	14.1	10.3	2.0	13.4
80% to 90% (%)	14.4	0.1	0.9	12.2	11.9	0.1	0.9	10.0
90% to 100% (%)	2.7	0.0	0.4	2.2	1.7	0.0	0.5	1.5
Greater than 100% (%)	0.0	0.0	0.3	0.0	0.0	0.0	0.3	0.0
Total (%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Average loan to value4
Stock of residential mortgages (%)	44.7	48.2	32.0	45.0	43.2	47.3	32.9	43.6
New residential lending in the period (%)	64.7	58.8	n/a	64.1	64.1	56.4	n/a	63.2

1 This table is now presented on a statutory basis. The comparative period has been represented on the same basis.

2 Excluding repossessions.

3 Value of loans represents gross book value excluding the impact of HBOS acquisition adjustments of mortgages more than three months in arrears. These accounts are a subset of total Stage 3 given the exclusion of accounts in possession and those meeting other Stage 3 criteria.

4 Average loan to value is calculated as total loans and advances as a percentage of the total indexed collateral of these loans and advances.

CREDIT RISK (continued)

 Credit cards

●
Credit card balances increased to £17.9 billion (2024: £16.2 billion), driven by higher demand for new cards and increased customer spending

●
The credit card portfolio is a prime book. New to arrears continue to be low and repayment rates remain strong

●
The impairment charge of £321 million for 2025 is higher than the charge of £270 million in 2024, due to updates to the Group’s macroeconomic outlook, notably upwards revisions to the unemployment forecast, compared to favourable updates in 2024. Portfolio performance remained stable with additional write-backs from model refinements related to loss rates, and an unsecured debt sale completed in the fourth quarter. Total ECL coverage is lower at 3.4% (31 December 2024: 4.2%)

●
Stable credit performance and higher portfolio balances resulted in a reduction in Stage 2 loans and advances to 13.0% of total credit card balances (31 December 2024: 15.0%), with lower Stage 2 ECL coverage at 11.9% (31 December 2024: 13.6%)

●
Similarly, Stage 3 loans and advances reduced slightly to 1.5% (31 December 2024: 1.6%) with model refinements also contributing to reduce Stage 3 ECL coverage to 45.7% (31 December 2024: 50.2%)

UK unsecured loans and overdrafts

●
UK unsecured loans and overdraft balances increased to £12.2 billion (2024: £10.7 billion) driven by organic balance growth and lower repayments

●
The impairment charge of £257 million for 2025 is lower than the charge of £272 million for 2024, largely due to loss rate model refinements. ECL and coverage are both lower at a total level and across all stages

●
Strong credit performance and higher portfolio balances within unsecured loans resulted in a slight reduction in Stage 2 loans and advances to 11.5% of total balances (31 December 2024: 11.6%), with Stage 2 ECL coverage lower at 15.3% (31 December 2024: 18.8%)

●
Similarly, Stage 3 loans and advances remained stable at 1.6% (31 December 2024: 1.6%), with model refinements also contributing to reduce Stage 3 ECL coverage to 60.5% (31 December 2024: 67.4%)

UK Motor Finance

●
UK Motor Finance balances (which exclude operating leases) increased to £16.8 billion (2024: £15.6 billion), driven by retail demand, alongside increased stocking

●
Updates to Residual Value (RV) and Voluntary Termination (VT) provisions held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending are included within ECL and the impairment charge. Volatility in used vehicle values have primarily driven an ECL increase to £243 million as at 31 December 2025 (31 December 2024: £178 million)

●
The impairment charge of £212 million for 2025 is higher than the charge of £116 million for 2024, reflecting increased RV and VT charges year-on-year. Increased RV and VT provisions drove increases to Stage 2 ECL coverage to 5.3% (31 December 2024: 4.8%), with Stage 2 loans and advances increasing slightly to 16.6% (31 December 2024: 15.4%)

●
Stage 3 loans and advances remained stable at 0.8% (31 December 2024: 0.8%), with Stage 3 ECL coverage reducing slightly to 56.0% (31 December 2024: 58.1%)

Other

●
Other Retail loans and advances increased to £21.8 billion (31 December 2024: £18.0 billion), largely driven by growth in the European business

●
Stage 2 loans and advances reduced to 1.8% (31 December 2024: 2.9%), due to higher portfolio balances, with coverage across stages broadly stable. Stage 3 loans and advances remained stable at 0.7% of total loans and advances (31 December 2024: 0.8%)

●
There was a £4 million impairment charge in 2025, compared to a £7 million credit in 2024

Commercial Banking

●
Portfolio credit performance remained strong. The Group continues to monitor external developments and their impact upon the macroeconomic climate generally and also on specific sectors within the portfolio

●
Credit strategies and policy remain robust, and within risk appetite tolerances. The Group remains focused on credit underwriting and monitoring standards, and proactively managing higher risk and cyclical sector exposures

CREDIT RISK (continued)

Commercial Banking (continued)

●
The Group continues to review segments of portfolios as appropriate, ensuring credit strategies, appetite, sensitivities and mitigation action plans are up-to-date and suitable for rapid action in response to both risks and opportunities, whilst supporting clients in the right way and ensuring the Group is protected

●
Credit playbooks, covering a range of potential credit downside scenarios, are maintained and refreshed as conditions evolve. Early warning indicators and risk appetite metrics are tracked and provide timely insight to enable proactive action where appropriate

●
The Group continues to provide early support to customers in difficulty through focused risk management via its Watchlist and Business Support framework. The approach balances prudent risk appetite with ensuring support for financially viable clients, reinforcing the Group’s commitment to resilience and responsible client management

●
Commercial Banking UK Real Estate committed drawn lending grew by £0.7 billion to £10.0 billion in 2025 (net of £2.6 billion exposures subject to protection through significant risk transfer (SRT) securitisations). Performance has remained strong and stable within this sector, with a decrease in cases in its Watchlist category and limited flow into Business Support

●
The net impairment charge in 2025 was £60 million, versus a credit of £14 million in 2024 and includes a £74 million charge from the updated macroeconomic outlook, including a judgemental adjustment in respect of global tariff and geo-political disruption risks. Excluding macroeconomic updates, a small number of single name charges were observed in the first half of the year, largely isolated to a single sector and not representative of trends across the portfolio. This has been offset by releases from Stage 1 and Stage 2 provisions capturing strong credit performance and reducing interest rates throughout the year

●
ECL allowances decreased in the year to £883 million in 2025 (31 December 2024: £985 million), also as a result of favourable model updates partially offset by single name cases

●
Stage 2 loans and advances increased to £5,364 million (31 December 2024: £5,168 million). Stage 2 as a proportion of total loans and advances to customers is stable at 5.9% (31 December 2024: 5.8%) with stable credit performance and model updates resulting in lower Stage 2 ECL coverage at 5.6% (31 December 2024: 6.1%)

●
Stage 3 loans and advances decreased to £1,757 million (31 December 2024: £1,839 million) and as a proportion of total loans and advances to customers to 1.9% (31 December 2024: 2.1%), given movements in the first half of 2025. Stage 3 ECL coverage is lower at 24.9% (31 December 2024: 26.9%)

Business and Commercial Banking

●
Business and Commercial Banking lending reduced to £28.7 billion (31 December 2024: £30.2 billion), driven by government-backed lending repayments. Excluding these, the lending portfolio grew in the year

●
A net impairment credit of £53 million in 2025 compares to a charge of £47 million in 2024, driven by improved expectations for accounts in recoveries alongside continued strong credit performance

●
Stage 2 loans and advances increased to £3,329 million (31 December 2024: £3,172 million). Stage 2 as a proportion of total loans and advances to customers increased to 11.6% (31 December 2024: 10.5%), while Stage 2 ECL coverage decreased to 5.0% (31 December 2024: 5.9%) following model updates

●
Stage 3 loans and advances decreased to £979 million (31 December 2024: £1,197 million), primarily driven by repayments and reduced to 3.4% (31 December 2024: 4.0%) as a proportion of total loans and advances. Stage 3 ECL coverage reduced to 15.7% (31 December 2024: 18.4%)

Corporate and Institutional Banking

●
Corporate and Institutional lending grew to £62.5 billion (31 December 2024: £58.3 billion), reflecting growth in Institutional balances including securitised products, alongside corporate infrastructure growth

●
A net impairment charge of £113 million in 2025 compares to an impairment credit of £61 million in 2024, driven by a small number of single name charges, primarily in the first half of the year

●
Stage 2 loans and advances increased to £2,035 million (31 December 2024: £1,996 million). Stage 2 as a proportion of total loans and advances to customers is stable at 3.3% (31 December 2024: 3.4%), with Stage 2 ECL coverage at 6.7% (31 December 2024: 6.5%)

●
Stage 3 loans and advances increased to £778 million (31 December 2024: £642 million) and as a proportion of total loans and advances to customers to 1.2% (31 December 2024: 1.1%), driven by a small number of single name transfers to Stage 3, mainly in the first half of the year. Stage 3 ECL coverage decreased to 33.8% (31 December 2024: 38.8%) following the write-off of a large longstanding case that was fully provided for

CREDIT RISK (continued)

Base case and MES economic assumptions

The Group’s base case economic scenario has been updated to reflect global developments and changes in domestic economic policy. The Group’s updated base case scenario has the following conditioning assumptions. First, developments in global conflicts, technology or financial sector issues do not cause a significant degree of financial market volatility. Second, the US effective tariff rate is maintained at levels prevailing at the balance sheet date pending a switch to a sector-based tariff framework. Third, the UK’s macroeconomic framework for monetary and fiscal policy remains in place, alongside broader continuity on other areas of government policy.

Based on these assumptions and incorporating the economic data published for the third quarter of 2025, the Group’s base case scenario is for a slow expansion in gross domestic product (GDP) and a further rise in the unemployment rate alongside small gains in residential and commercial property prices. With underlying inflationary pressures expected to recede, modest further reductions in UK Bank Rate are expected to continue in 2026. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.

The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as at the fourth quarter of 2025. Actual data for this period, or restatements of past data, may have since emerged prior to publication and have not been included.

The Group’s approach to generating alternative economic scenarios is set out in detail in note 21 to the financial statements of the Group’s 2024 annual report and accounts. Since 30 September 2025, the non-modelled adjustments previously applied to UK Bank Rate and CPI inflation in the severe downside scenario have been removed. This is because the incremental ECL impact is no longer considered sufficiently material to justify their application. Accordingly, its removal has had no material impact on ECL.

UK economic assumptions – base case scenario by quarter

Key quarterly assumptions made by the Group in the base case scenario are shown below. GDP growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 31 December 2025	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%

Gross domestic product growth	0.7	0.3	0.1	0.3	0.3	0.3	0.4	0.4
Unemployment rate	4.5	4.7	5.0	5.1	5.3	5.3	5.2	5.1
House price growth	2.9	2.7	1.3	0.8	1.3	1.6	1.6	1.6
Commercial real estate price growth	2.5	2.6	2.6	1.2	0.5	0.2	0.1	0.6
UK Bank Rate	4.50	4.25	4.00	3.75	3.75	3.50	3.25	3.25
CPI inflation	2.8	3.5	3.8	3.7	3.3	2.6	2.2	2.2

At 31 December 2024	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%

Gross domestic product growth	0.7	0.4	0.0	0.1	0.2	0.3	0.3	0.3
Unemployment rate	4.3	4.2	4.3	4.4	4.5	4.6	4.7	4.8
House price growth	0.4	1.8	4.6	3.4	3.6	4.0	3.0	2.1
Commercial real estate price growth	(5.3)	(4.7)	(2.8)	0.7	1.8	1.4	0.9	0.3
UK Bank Rate	5.25	5.25	5.00	4.75	4.50	4.25	4.00	4.00
CPI inflation	3.5	2.1	2.0	2.5	2.4	3.0	2.9	2.7

CREDIT RISK (continued)

Base case and MES economic assumptions (continued)

UK economic assumptions – scenarios by year

Key annual assumptions made by the Group are shown below. GDP growth and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 31 December 2025	2025%	2026%	2027%	2028%	2029%	2025-2029 average %

Upside
Gross domestic product growth	1.4	2.0	2.3	1.6	1.6	1.8
Unemployment rate	4.8	4.2	3.2	3.1	3.2	3.7
House price growth	0.8	3.5	7.1	6.9	6.0	4.8
Commercial real estate price growth	1.2	7.9	4.9	1.7	0.8	3.2
UK Bank Rate	4.13	3.94	4.59	5.07	5.33	4.61
CPI inflation	3.4	2.6	2.4	2.8	3.1	2.9

Base case
Gross domestic product growth	1.4	1.2	1.4	1.5	1.6	1.4
Unemployment rate	4.8	5.2	4.8	4.6	4.5	4.8
House price growth	0.8	1.6	1.9	2.2	3.1	1.9
Commercial real estate price growth	1.2	0.6	1.7	0.5	0.2	0.9
UK Bank Rate	4.13	3.44	3.25	3.44	3.50	3.55
CPI inflation	3.4	2.6	2.2	2.2	2.3	2.6

Downside
Gross domestic product growth	1.4	(0.3)	(0.5)	1.1	1.6	0.7
Unemployment rate	4.8	6.6	7.5	7.4	7.0	6.7
House price growth	0.8	(0.2)	(4.7)	(5.7)	(2.8)	(2.6)
Commercial real estate price growth	1.2	(7.1)	(4.2)	(2.7)	(2.3)	(3.1)
UK Bank Rate	4.13	2.74	1.09	0.75	0.52	1.85
CPI inflation	3.4	2.6	2.0	1.4	1.0	2.1

Severe downside
Gross domestic product growth	1.4	(1.9)	(1.8)	0.7	1.4	0.0
Unemployment rate	4.8	8.3	10.2	9.9	9.4	8.5
House price growth	0.8	(1.2)	(11.1)	(12.2)	(7.8)	(6.5)
Commercial real estate price growth	1.2	(17.4)	(9.8)	(7.4)	(5.4)	(8.0)
UK Bank Rate	4.13	1.91	0.10	0.03	0.01	1.24
CPI inflation	3.4	2.6	1.7	0.5	(0.4)	1.6

Probability-weighted
Gross domestic product growth	1.4	0.7	0.8	1.3	1.6	1.2
Unemployment rate	4.8	5.6	5.7	5.5	5.4	5.4
House price growth	0.8	1.3	0.2	(0.2)	1.1	0.6
Commercial real estate price growth	1.2	(1.3)	(0.3)	(0.9)	(0.9)	(0.4)
UK Bank Rate	4.13	3.23	2.69	2.78	2.81	3.13
CPI inflation	3.4	2.6	2.2	2.0	1.9	2.4

CREDIT RISK (continued)

Base case and MES economic assumptions (continued)

At 31 December 2024	2024%	2025%	2026%	2027%	2028%	2024-2028 average %

Upside
Gross domestic product growth	0.8	1.9	2.2	1.5	1.4	1.6
Unemployment rate	4.3	3.5	2.8	2.7	2.8	3.2
House price growth	3.4	3.7	6.5	6.6	5.4	5.1
Commercial real estate price growth	0.7	7.8	6.7	3.2	0.5	3.7
UK Bank Rate	5.06	4.71	5.02	5.19	5.42	5.08
CPI inflation	2.6	2.8	2.6	2.9	3.0	2.8

Base case
Gross domestic product growth	0.8	1.0	1.4	1.5	1.5	1.2
Unemployment rate	4.3	4.7	4.7	4.5	4.5	4.5
House price growth	3.4	2.1	1.0	1.4	2.4	2.0
Commercial real estate price growth	0.7	0.3	2.5	1.9	0.0	1.1
UK Bank Rate	5.06	4.19	3.63	3.50	3.50	3.98
CPI inflation	2.6	2.8	2.4	2.4	2.2	2.5

Downside
Gross domestic product growth	0.8	(0.5)	(0.4)	1.0	1.5	0.5
Unemployment rate	4.3	6.0	7.4	7.4	7.1	6.4
House price growth	3.4	0.6	(5.5)	(6.6)	(3.4)	(2.4)
Commercial real estate price growth	0.7	(7.8)	(3.1)	(0.9)	(2.3)	(2.7)
UK Bank Rate	5.06	3.53	1.56	0.96	0.68	2.36
CPI inflation	2.6	2.8	2.3	1.8	1.2	2.1

Severe downside
Gross domestic product growth	0.8	(1.9)	(1.5)	0.7	1.3	(0.1)
Unemployment rate	4.3	7.7	10.0	10.0	9.7	8.4
House price growth	3.4	(0.8)	(12.4)	(13.6)	(8.8)	(6.7)
Commercial real estate price growth	0.7	(17.4)	(8.5)	(5.5)	(5.7)	(7.5)
UK Bank Rate – modelled	5.06	2.68	0.28	0.08	0.02	1.62
UK Bank Rate – adjusted1	5.06	4.03	2.70	2.23	1.95	3.19
CPI inflation – modelled	2.6	2.8	1.9	1.0	0.1	1.7
CPI inflation – adjusted1	2.6	3.6	2.1	1.4	0.8	2.1

Probability-weighted
Gross domestic product growth	0.8	0.5	0.8	1.2	1.4	1.0
Unemployment rate	4.3	5.0	5.5	5.4	5.3	5.1
House price growth	3.4	1.8	(0.7)	(1.0)	0.4	0.8
Commercial real estate price growth	0.7	(1.7)	1.0	0.7	(1.1)	(0.1)
UK Bank Rate – modelled	5.06	4.00	3.09	2.90	2.88	3.59
UK Bank Rate – adjusted1	5.06	4.13	3.33	3.12	3.08	3.74
CPI inflation – modelled	2.6	2.8	2.4	2.2	1.9	2.4
CPI inflation – adjusted1	2.6	2.9	2.4	2.3	2.0	2.4

1 The adjustment to UK Bank Rate and CPI inflation in the severe downside was considered to better reflect the risks around the Group’s base case view in an economic environment where the risks of supply and demand shocks are more balanced.

LIQUIDITY RISK

Overview

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 97% as at 31 December 2025 (31 December 2024: 95%). Total wholesale funding has increased to £99.4 billion as at 31 December 2025 (31 December 2024: £92.5 billion). The Group maintains access to diverse sources and tenors of funding.

The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR)1 of 145% as at 31 December 2025 (31 December 2024: 146%) calculated on a Group consolidated basis based on the PRA rulebook. The decrease in the LCR resulted from a reduction in liquid assets, from an increase in lending and repayments of Bank of England Term Funding Scheme with additional incentives for SMEs (TFSME) partially offset by an increase in customer deposits, and a decrease in net cash outflows, primarily from a reduction in outflows related to derivative exposures arising from historic market volatility. All assets within the liquid asset portfolio are hedged for interest rate risk. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR representing the composite of the Ring-Fenced Bank and Non-Ring-Fenced Bank entities.

LCR eligible assets1 have reduced to £131.4 billion (31 December 2024: £134.4 billion), primarily driven by an increase in lending and TFSME repayments, partially offset by an increase in customer deposits. In addition to the Group’s reported LCR eligible assets, the Group maintains borrowing capacity at central banks which averaged £87 billion in the year to 31 December 2025 (31 December 2024: £72 billion). The net stable funding ratio remains strong at 124% (calculated as a quarterly simple average over the previous four quarters) as at 31 December 2025 (31 December 2024: 129%).

LCR eligible assets comprise £125.8 billion LCR level 1 eligible assets (31 December 2024: £128.5 billion) and £5.6 billion LCR level 2 eligible assets (31 December 2024: £5.9 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.

The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard to external market conditions.

During 2025, the Group accessed wholesale funding across a range of currencies and markets with term issuance volumes totalling £13.8 billion. The total outstanding amount of drawings from the TFSME has reduced to £8.8 billion as at 31 December 2025 (31 December 2024: £21.9 billion), with further maturities in 2027 and beyond. The repayment of TFSME maturities has been factored into the Group’s funding plans.

The Group’s credit ratings are well positioned and continue to reflect the strength of the Group’s management and franchise, along with its robust financial performance, capital and funding position. In September 2025, S&P upgraded the Group’s issuer credit rating by one notch.

1 Based on a monthly simple average over the previous 12 months.

LIQUIDITY RISK (continued)

Group funding requirements and sources

	At 31 Dec 2025£bn	At 31 Dec 2024£bn	Change%

Group funding position
Total Group assets	944.1	906.7	4
Less other liabilities1	(261.7)	(247.8)	(6)
Funding requirements	682.4	658.9	4

Customer deposits	496.5	482.7	3
Wholesale funding2	99.4	92.5	7
Repurchase agreements – non-trading	29.8	15.9	87
Term Funding Scheme with additional incentives for SMEs (TFSME)	8.8	21.9	(60)
Repurchase agreements at amortised cost	38.6	37.8	2
Total equity	47.9	45.9	4
Funding sources	682.4	658.9	4

1 Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.

2 The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to cash collateral of £1.5 billion (31 December 2024: £2.8 billion).

Reconciliation of Group funding to the balance sheet

At 31 December 2025	Included in funding analysis £bn	Cash collateral received1 £bn	Fair value and other accounting methods £bn	Balance sheet £bn

Deposits from banks	3.8	2.0	–	5.8
Debt securities in issue	83.9	–	(5.6)	78.3
Subordinated liabilities	11.7	–	(1.8)	9.9
Total wholesale funding	99.4	2.0
Customer deposits	496.5	–	–	496.5
Repurchase agreements at amortised cost	38.6	–	–	38.6
Total equity	47.9	–	–	47.9
Funding sources	682.4	2.0

At 31 December 2024
Deposits from banks	3.1	3.2	(0.1)	6.2
Debt securities in issue	77.2	–	(6.4)	70.8
Subordinated liabilities	12.2	–	(2.1)	10.1
Total wholesale funding	92.5	3.2
Customer deposits	482.7	–	–	482.7
Repurchase agreements at amortised cost	37.8	–	–	37.8
Total equity	45.9	–	–	45.9
Funding sources	658.9	3.2

1 The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds cash collateral on its balance sheet in respect of these agreements. At 31 December 2025, £2.0 billion (31 December 2024: £3.2 billion) was with bank counterparties, of which £1.5 billion (31 December 2024: £2.8 billion) relates primarily to the Global Markets business of Lloyds Bank Corporate Markets plc, whilst £0.5 billion (31 December 2024: £0.4 billion) relates to the Insurance business.

LIQUIDITY RISK (continued)

Analysis of term issuance in 2025

	Sterling £bn	US dollar £bn	Euro £bn	Other currencies1 £bn	Total £bn

Securitisation2	0.8	–	0.6	–	1.4
Covered bonds	1.0	–	0.4	–	1.4
Senior unsecured notes	0.8	3.7	2.5	0.7	7.7
Subordinated liabilities	–	0.9	0.9	–	1.8
Additional tier 1	0.7	0.8	–	–	1.5
Total issuance	3.3	5.4	4.4	0.7	13.8

1 Includes Australian dollar, Swiss franc, Hong Kong dollar and Japanese yen.

2 Securitisation includes externally issued notes from significant risk transfer transactions.

INTEREST RATE SENSITIVITY

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. The notional balance of the sterling structural hedge stood at £244 billion at 31 December 2025 (31 December 2024: £242 billion).

Illustrative cumulative impact of parallel shifts in interest rate curve1

The table below shows the banking book net interest income sensitivity to an instantaneous parallel shift in interest rates. Sensitivities reflect shifts in the interest rate curve. The actual impact will also depend on the prevailing regulatory and competitive environment at the time. This sensitivity is illustrative and does not reflect new business margin implications and/or pricing actions today or in future periods, other than as outlined. The sensitivity is greater on downward parallel shifts due to pricing lags on deposit accounts.

The following assumptions have been applied:

●
Instantaneous parallel shift in interest rate curve, including UK Bank Rate

●
Balance sheet remains constant

●
Illustrative 50% pass-through on deposits and 100% pass-through on assets, which could be different in practice

	Year 1£m	Year 2£m	Year 3£m

+50 basis points	c.225	c.400	c.675
+25 basis points	c.100	c.200	c.325
-25 basis points	(c.125)	(c.200)	(c.350)
-50 basis points	(c.275)	(c.400)	(c.675)

1 Sensitivity based on modelled impact on banking book net interest income, including the future impact of structural hedge maturities. Annual impacts are presented for illustrative purposes only and are based on a number of assumptions which are subject to change. Year 1 reflects the 12 months from the 31 December 2025 balance sheet position.

STATUTORY INFORMATION

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	2025 £m	20241 £m

Interest income	30,749	31,288
Interest expense	(17,519)	(19,011)
Net interest income	13,230	12,277
Fee and commission income	3,118	2,943
Fee and commission expense	(1,334)	(1,184)
Net fee and commission income	1,784	1,759
Net trading income	1,485	1,812
Insurance revenue	3,438	3,291
Insurance service expense	(2,543)	(2,733)
Net expense from reinsurance contracts held	(139)	(72)
Insurance service result	756	486
Net investment return on assets held to back insurance and investment contracts	23,844	16,013
Net finance expense in respect of insurance and investment contracts	(24,044)	(16,278)
Net investment return and finance result in respect of insurance and investment contracts	(200)	(265)
Other operating income	2,367	1,934
Other income	6,192	5,726
Total income	19,422	18,003
Operating expenses	(11,966)	(11,601)
Impairment	(795)	(431)
Profit before tax	6,661	5,971
Tax expense	(1,904)	(1,494)
Profit for the year	4,757	4,477

Profit attributable to ordinary shareholders	4,196	3,923
Profit attributable to other equity holders	463	498
Profit attributable to equity holders	4,659	4,421
Profit attributable to non-controlling interests	98	56
Profit for the year	4,757	4,477

Basic earnings per share	7.0p	6.3p
Diluted earnings per share	6.9p	6.2p

1 Comparative periods have been represented for presentational changes. See note 1.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	2025 £m	20241 £m

Profit for the year	4,757	4,477
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(520)	(768)
Current tax	50	50
Deferred tax	85	154
	(385)	(564)
Movements in revaluation reserve in respect of equity shares held at FVOCI:
Change in fair value	34	93
Deferred tax	–	–
	34	93
Gains and losses attributable to own credit risk:
Losses before tax	(126)	(78)
Deferred tax	35	22
	(91)	(56)

	(442)	(527)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at FVOCI:
Change in fair value	34	(53)
Current tax	1	1
Deferred tax	(8)	14
	27	(38)
Income statement transfers in respect of disposals	(3)	(7)
Deferred tax	1	2
	(2)	(5)
Income statement transfers in respect of impairment	(1)	(3)
	24	(46)
Movements in cash flow hedge reserve:
Effective portion of changes in fair value taken to other comprehensive income	482	(2,577)
Deferred tax	(136)	719
	346	(1,858)
Net income statement transfers	1,869	2,597
Deferred tax	(523)	(728)
	1,346	1,869
	1,692	11

Movements in foreign currency translation reserve: Currency translation differences (tax: £nil)	54	(73)

	1,770	(108)

Total other comprehensive income (loss) for the year, net of tax	1,328	(635)
Total comprehensive income for the year	6,085	3,842

Total comprehensive income attributable to ordinary shareholders	5,524	3,288
Total comprehensive income attributable to other equity holders	463	498
Total comprehensive income attributable to equity holders	5,987	3,786
Total comprehensive income attributable to non-controlling interests	98	56
Total comprehensive income for the year	6,085	3,842

1 Current tax and deferred tax impacts, previously shown in aggregate for each reserve, are now presented alongside each line item. Comparatives are represented on a consistent basis.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 Dec 2025 £m	At 31 Dec 2024 £m

Assets
Cash and balances at central banks	56,661	62,705
Financial assets at fair value through profit or loss	240,413	215,925
Derivative financial instruments	19,727	24,065
Loans and advances to banks	7,236	7,900
Loans and advances to customers	481,463	459,857
Reverse repurchase agreements	50,986	49,476
Debt securities	13,987	14,544
Financial assets at amortised cost	553,672	531,777
Financial assets at fair value through other comprehensive income	36,320	30,690
Goodwill and other intangible assets	8,593	8,188
Current tax recoverable	1,346	526
Deferred tax assets	3,990	5,005
Retirement benefit assets	2,695	3,028
Other assets	20,655	24,788
Total assets	944,072	906,697

Liabilities
Deposits from banks	5,779	6,158
Customer deposits	496,457	482,745
Repurchase agreements at amortised cost	38,570	37,760
Financial liabilities at fair value through profit or loss	27,909	27,611
Derivative financial instruments	16,132	21,676
Notes in circulation	2,118	2,121
Debt securities in issue at amortised cost	78,271	70,834
Liabilities arising from insurance and participating investment contracts	135,284	122,064
Liabilities arising from non-participating investment contracts	61,640	51,228
Other liabilities	20,945	25,918
Retirement benefit obligations	120	122
Current tax liabilities	52	45
Deferred tax liabilities	146	125
Provisions	2,888	2,313
Subordinated liabilities	9,894	10,089
Total liabilities	896,205	860,809

Equity
Share capital	5,889	6,062
Share premium account	18,797	18,720
Other reserves	10,744	8,827
Retained profits	6,291	5,912
Ordinary shareholders’ equity	41,721	39,521
Other equity instruments	5,947	6,195
Total equity excluding non-controlling interests	47,668	45,716
Non-controlling interests	199	172
Total equity	47,867	45,888
Total equity and liabilities	944,072	906,697

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders					Other equity instruments £m	Non- controlling interests £m	Total £m
	Share capital2 £m	Share premium2 £m	Other reserves £m	Retained profits £m	Total £m

At 1 January 2025	6,062	18,720	8,827	5,912	39,521	6,195	172	45,888
Comprehensive income
Profit for the year	–	–	–	4,196	4,196	463	98	4,757
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	–	(385)	(385)	–	–	(385)
Movements in revaluation reserve in respect of FVOCI assets, net of tax:
Debt securities	–	–	24	–	24	–	–	24
Equity shares	–	–	34	–	34	–	–	34
Gains and losses attributable to own credit risk, net of tax	–	–	–	(91)	(91)	–	–	(91)
Movements in cash flow hedge reserve, net of tax	–	–	1,692	–	1,692	–	–	1,692
Movements in foreign currency translation reserve, net of tax	–	–	54	–	54	–	–	54
Total other comprehensive income (loss)	–	–	1,804	(476)	1,328	–	–	1,328
Total comprehensive income1	–	–	1,804	3,720	5,524	463	98	6,085
Transactions with owners
Dividends	–	–	–	(2,000)	(2,000)	–	(51)	(2,051)
Distributions on other equity instruments	–	–	–	–	–	(463)	–	(463)
Issue of ordinary shares	47	77	–	–	124	–	–	124
Share buyback	(220)	–	220	(1,710)	(1,710)	–	–	(1,710)
Issue of other equity instruments	–	–	–	(7)	(7)	1,511	–	1,504
Repurchases and redemptions of other equity instruments	–	–	–	–	–	(1,759)	–	(1,759)
Movement in treasury shares	–	–	–	38	38	–	–	38
Value of employee services	–	–	–	211	211	–	–	211
Changes in non-controlling interests	–	–	–	20	20	–	(20)	–
Total transactions with owners	(173)	77	220	(3,448)	(3,324)	(711)	(71)	(4,106)
Realised gains and losses on FVOCI equity shares	–	–	(107)	107	–	–	–	–
At 31 December 2025	5,889	18,797	10,744	6,291	41,721	5,947	199	47,867
1 Total comprehensive income attributable to owners of the parent was a surplus of £5,987 million.
2 Share capital and share premium, previously presented in aggregate, are shown separately. Comparatives have been represented on a consistent basis.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders					Other equity instruments £m	Non- controlling interests £m	Total £m
	Share capital2 £m	Share premium2 £m	Other reserves £m	Retained profits £m	Total £m

At 1 January 2024	6,358	18,568	8,508	6,790	40,224	6,940	201	47,365
Comprehensive income
Profit for the year	–	–	–	3,923	3,923	498	56	4,477
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	–	(564)	(564)	–	–	(564)
Movements in revaluation reserve in respect of FVOCI assets, net of tax:
Debt securities	–	–	(46)	–	(46)	–	–	(46)
Equity shares	–	–	93	–	93	–	–	93
Gains and losses attributable to own credit risk, net of tax	–	–	–	(56)	(56)	–	–	(56)
Movements in cash flow hedge reserve, net of tax	–	–	11	–	11	–	–	11
Movements in foreign currency translation reserve, net of tax	–	–	(73)	–	(73)	–	–	(73)
Total other comprehensive loss	–	–	(15)	(620)	(635)	–	–	(635)
Total comprehensive (loss) income1	–	–	(15)	3,303	3,288	498	56	3,842
Transactions with owners
Dividends	–	–	–	(1,828)	(1,828)	–	(83)	(1,911)
Distributions on other equity instruments	–	–	–	–	–	(498)	–	(498)
Issue of ordinary shares	73	117	–	–	190	–	–	190
Share buyback	(369)	–	369	(2,011)	(2,011)	–	–	(2,011)
Redemption of preference shares	–	35	(35)	–	–	–	–	–
Issue of other equity instruments	–	–	–	(6)	(6)	763	–	757
Repurchases and redemptions of other equity instruments	–	–	–	(316)	(316)	(1,508)	–	(1,824)
Movement in treasury shares	–	–	–	(173)	(173)	–	–	(173)
Value of employee services	–	–	–	153	153	–	–	153
Changes in non-controlling interests	–	–	–	–	–	–	(2)	(2)
Total transactions with owners	(296)	152	334	(4,181)	(3,991)	(1,243)	(85)	(5,319)
Realised gains and losses on equity shares held at FVOCI	–	–	–	–	–	–	–	–
At 31 December 2024	6,062	18,720	8,827	5,912	39,521	6,195	172	45,888

1 Total comprehensive income attributable to owners of the parent was a surplus of £3,786 million.
2 Share capital and share premium, previously presented in aggregate, are shown separately. Comparatives have been represented on a consistent basis.

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	2025 £m	2024 £m

Cash flows from operating activities
Profit before tax	6,661	5,971
Adjustments for:
Change in operating assets	(40,689)	(39,622)
Change in operating liabilities	35,403	23,603
Non-cash and other items	6,431	5,990
Tax paid	(2,305)	(1,305)
Tax refunded	200	970
Net cash provided by (used in) operating activities	5,701	(4,393)
Cash flows used in investing activities
Purchase of financial assets	(19,762)	(10,518)
Proceeds from sale and maturity of financial assets	14,309	7,062
Purchase of property, plant and equipment	(5,071)	(4,364)
Purchase of other intangible assets	(1,252)	(1,259)
Proceeds from sale of property, plant and equipment	1,560	1,505
Proceeds from sale of goodwill and other intangible assets	–	62
Acquisition of businesses and joint ventures, net of cash acquired	27	(179)
Net cash used in investing activities	(10,189)	(7,691)
Cash flows used in financing activities
Dividends paid to ordinary shareholders	(2,000)	(1,828)
Distributions in respect of other equity instruments	(463)	(498)
Distributions in respect of non-controlling interests	(51)	(83)
Interest paid on subordinated liabilities	(806)	(622)
Proceeds from issue of subordinated liabilities	1,757	812
Proceeds from issue of other equity instruments	1,504	757
Proceeds from issue of ordinary shares	99	187
Share buyback	(1,710)	(2,011)
Repayment of subordinated liabilities	(1,928)	(819)
Repurchases and redemptions of other equity instruments	(1,759)	(1,824)
Change in stake of non-controlling interests	–	(2)
Net cash used in financing activities	(5,357)	(5,931)
Effects of exchange rate changes on cash and cash equivalents	(378)	(7)
Change in cash and cash equivalents	(10,223)	(18,022)
Cash and cash equivalents at beginning of year	70,816	88,838
Cash and cash equivalents at end of year	60,593	70,816

Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 31 December 2025 is £16 million (31 December 2024: £23 million) of restricted cash and cash equivalents held within the Group’s long-term insurance and investments operations, which is not immediately available for use in the business.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1: Basis of preparation and accounting policies

These condensed consolidated financial statements as at and for the year to 31 December 2025 have been prepared in accordance with the Listing Rules of the Financial Conduct Authority (FCA) relating to Preliminary Announcements and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements. Copies of the 2025 annual report and accounts will be available from 18 February 2026, via the Group’s website and upon request from Investor Relations, Lloyds Banking Group plc, 33 Old Broad Street, London, EC2N 1HZ.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements. In reaching this assessment, the directors have considered the Group’s capital and funding position, the impact of climate change upon the Group’s future performance and the results from stress testing scenarios.

The Group’s accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2024 and there have been no changes in the Group’s methods of computation.

Net investment return on assets held to back insurance and investment contracts, previously shown within net trading income, is presented separately on the face of the income statement. Net finance expense in respect of insurance and investment contracts, previously shown outside total income in the income statement, is included within other income as part of total income. This change has been made to represent more clearly the impact of the Group’s insurance business on the results. Comparative periods are represented on a consistent basis.

The financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2025 will be published on the Group’s website and will be delivered to the Registrar of Companies in accordance with section 441 of the Act. The statutory accounts for the year ended 31 December 2024 have been filed with the Registrar of Companies. The report of the auditor on those accounts was unqualified, did not draw attention to any matters by way of emphasis and did not include a statement under sections 498(2) or 498(3) of the Act.

Note 2: Critical accounting judgements and key sources of estimation uncertainty

The preparation of the Group’s financial statements in accordance with IFRS Accounting Standards requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from these estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing these condensed consolidated financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short-term.

The critical accounting judgements and key sources of estimation uncertainty made by management in applying the Group's accounting policies are unchanged from 31 December 2024 and are set out in full in the Group’s 2024 annual report and accounts.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 3: Provisions

Regulatory and legal provisions

In the course of its business, the Group is engaged on a regular basis in discussions with UK and overseas regulators and other governmental authorities on a range of matters, including legal and regulatory reviews and, from time to time, enforcement investigations (including in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, employment, business conduct, systems and controls, environmental, sustainability, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions). Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and/or regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities and/or fines. The Group also receives complaints and pre-action correspondence in connection with its past conduct and claims brought or threatened by or on behalf of current and former employees, customers (including their appointed representatives), investors and other third parties and is subject to legal proceedings and other legal actions from time to time. Any of these matters, events or circumstances could have a material adverse effect on the Group’s financial position, operations or cash flows. Provisions are held where the Group can reliably estimate a probable outflow of economic resources. The ultimate liability of the Group may be significantly more, or less, than the amount of any provision recognised. If the Group is unable to determine a reliable estimate, a contingent liability is disclosed. The recognition of a provision does not amount to an admission of liability or wrongdoing on the part of the Group. During the full year to 31 December 2025 the Group charged a further £968 million in respect of legal actions and other regulatory matters and the unutilised balance at 31 December 2025 was £2,276 million (31 December 2024: £1,600 million). The most significant items are outlined below.

Motor commission review

The Group recognised a further £800 million provision in the third quarter of 2025 following the FCA’s announcement in October 2025 that it intends to implement a motor finance commission redress scheme. As at 31 December 2025, the total provision recognised is £1,950 million.

The Supreme Court judgment in Johnson v FirstRand Bank Limited in August 2025 found that there was an unfair relationship under s.140A of the Consumer Credit Act (CCA). Following the Supreme Court judgment, the FCA published Consultation Paper CP25/27 in October 2025 setting out detailed proposals for a scheme (including their proposed basis) to redress unfair customer relationships.

The increased provision reflects the increased likelihood of a higher number of scheme cases (i.e. discretionary commission arrangements, commercial tie or high commission arrangements) being eligible for redress, including those dating back to 2007 and also the likelihood of a higher level of redress than anticipated in the previous scenario-based provision; the FCA's proposed redress calculation approach is less closely linked to customer loss than previously anticipated. The Group has made representations to the FCA on a number of aspects of the proposed scheme.

On 3 December 2025, the FCA announced that the pause on motor finance complaints handling would be lifted on 31 May 2026 for complaints made in relation to the subject matter of the scheme, and that this timeline may be superseded in due course by the operational timetable to be set out in the final scheme rules. The FCA also lifted the pause on handling motor finance complaints in respect of leasing products on 5 December 2025. The Group continues to receive new complaints as well as claims in the County Courts in respect of motor finance commissions. A large number of those claims have been stayed, as has a claim in the Competition Appeal Tribunal. In April 2026, the Court of Appeal is expected to consider whether, in the context of motor finance claims, it is possible for multiple unfair relationship claims to be dealt with via one omnibus claim form.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 3: Provisions (continued)

Motor commission review (continued)

In establishing the provision estimate, the Group has considered the potential impact of the FCA’s proposed redress scheme, as well as a number of possible modifications to the scheme which might arise as a result of the consultation. The Group will continue to assess developments and potential impacts following the announcement by the FCA of the final scheme rules, which are expected by the end of March 2026. The ultimate financial impact will be determined by a number of factors still to be resolved, in particular the final scheme rules, customer response rates, scheme operating costs, any further interventions and any broader implications of legal proceedings and complaints. Given the significant level of uncertainty in terms of the final outcome, the ultimate financial impact could materially differ from the amount provided. The total £1,950 million provision represents the Group’s current best estimate of the potential impact of the motor finance issue.

HBOS Reading – review

The Group continues to apply the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel’s full scope and methodology was published on 7 July 2020. The Foskett Panel’s stated objective is to consider cases via a non-legalistic and fair process and to make its decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.

In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud.

All of the population have now had an initial decision, with a small number of the populations’ challenges to the Panel’s initial decision ongoing through the published process, with operational costs, redress and tax costs associated with the re-reviews recognised within the amount provided.

Notwithstanding the settled claims and the increase in outcomes which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different. There is no confirmed timeline for the completion of the re-review process nor the separate review by Dame Linda Dobbs. The Group remains committed to implementing the recommendations in full.

Payment protection insurance (PPI)

The Group continues to challenge PPI litigation cases, with mainly operational costs and legal fees associated with litigation activity recognised within regulatory and legal provisions.

Customer claims in relation to insurance branch business in Germany

The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. Operational costs, redress and legal fees associated with the claims are recognised within regulatory and legal provisions.

Note 4: Dividends on ordinary shares and share buyback

The directors have recommended a final dividend, which is subject to approval by the shareholders at the annual general meeting on 14 May 2026, of 2.43 pence per ordinary share (2024: 2.11 pence per ordinary share), equivalent to £1,429 million, before the impact of any cancellations of shares under the Company’s buyback programme (2024: £1,271 million, following cancellations of shares under the Company’s 2025 buyback programme up to the record date), which will be paid on 19 May 2026. These financial statements do not reflect the recommended dividend. Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the recommended dividend are outlined on page 1.

Share buyback

The Board has announced its intention to implement an ordinary share buyback of up to £1.75 billion. This represents the return of capital, over and above the Board’s view of the current level of capital required to grow the business, meet current and future regulatory requirements and cover uncertainties. The share buyback programme will commence as soon as is practicable and is expected to be completed, subject to continued authority from the PRA, by 31 December 2026.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) continued

Note 5: Contingent liabilities

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard or any settlements of such litigation. However, the Group is a member/licensee of Visa and Mastercard and other card schemes.

Litigation has been brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law. This includes a final judgment of the Supreme Court in 2020 that certain historic interchange arrangements of Mastercard and Visa infringed competition law and a subsequent judgment of the Competition Appeal Tribunal in June 2025 finding that all default interchange fee rules of Mastercard and Visa (including after the Interchange Fee Regulation) infringed competition law.

Separate litigation was brought on behalf of UK consumers in the English Courts against Mastercard (settlement of which was approved by the Competition Appeal Tribunal in the first half of 2025).

Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock from time to time. Any such releases and any subsequent sales of Visa common stock do not impact the contingent liability.

LIBOR and other trading rates

Certain Group companies, together with other panel banks, were previously named as defendants in private lawsuits in the US in connection with their roles as panel banks contributing to the setting of US dollar, Japanese yen and Sterling London Interbank Offered Rate. Certain Group company dismissals from these lawsuits remain subject to appeal.

Certain Group companies are also named as defendants in two Dutch class actions, raising LIBOR manipulation allegations and one English claim relating to the alleged mis-sale of interest rate hedging products which also includes an allegation of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits. As such, it is not practicable to provide an estimate of any potential financial effect.

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2020, HMRC concluded its enquiry into the matter and issued a closure notice denying the group relief claim. The Group appealed to the First Tier Tax Tribunal. The hearing took place in May 2023. In January 2025, the First Tier Tribunal concluded in favour of HMRC. The Group believes it has applied the rules correctly and that the claim for group relief is correct. Having reviewed the Tribunal’s conclusions and having taken appropriate advice the Group has appealed to the Upper Tier Tax Tribunal, and does not consider this to be a case where an additional tax liability will ultimately fall due. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management believes that this would result in an increase in current tax liabilities of approximately £980 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £270 million. Following the First Tier Tax Tribunal outcome, the tax has been paid to HMRC and recognised as a current tax asset, given the Group’s view that the tax liability will not ultimately fall due. The appeal has been listed for hearing in March 2027, however final conclusion of the judicial process may not be for several years.

There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of costs relating to HBOS Reading), none of which is expected to have a material impact on the financial position of the Group.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) continued

Note 5: Contingent liabilities (continued)

Arena and Sentinel litigation claims

The Group is facing claims brought by (i) Arena Television Limited and Arena Holdings Limited and (ii) Sentinel Broadcast Limited, alleging breach of duty and/or mandate in connection with an external fraud. The Group is continuing to defend the claims and has applied for permission to appeal the Court’s decision not to determine a central legal issue on a summary basis. At this stage, it is not practicable to estimate the final outcome of the matter and its financial impact (if any) to the Group.

Other legal actions and regulatory matters

In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group actions) brought by or on behalf of current or former employees, customers (including their appointed representatives), investors or other third parties, as well as legal and regulatory reviews, enquiries and examinations, requests for information, audits, challenges, investigations and enforcement actions, which could relate to a number of issues. This includes matters in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, employment, consumer protection, investment advice, business conduct, systems and controls, environmental, sustainability, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions, some of which may be beyond the Group’s control, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. The Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 3 above.

KEY DATES

Annual Report and Accounts published	18 February 2026
Shares quoted ex-dividend for 2025 final dividend	9 April 2026
Record date for 2025 final dividend	10 April 2026
Final date for joining or leaving the final 2025 dividend reinvestment plan	27 April 2026
Q1 2026 Interim Management Statement	29 April 2026
Annual General Meeting	14 May 2026
Final 2025 dividend paid	19 May 2026
2026 Half-year results	30 July 2026
Q3 2026 Interim Management Statement	29 October 2026

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the year ended 31 December 2025. The financial information contained in this document is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2024 were approved by the directors on 19 February 2025 and were delivered to the Registrar of Companies. The independent auditors’ report on those accounts was unqualified and did not include a statement under sections 498(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 498(3) (failure to obtain necessary information and explanations) of the Act.

Unless otherwise stated, income statement commentaries throughout this document compare the year ended 31 December 2025 to the year ended 31 December 2024 and the balance sheet analysis compares the Group balance sheet as at 31 December 2025 to the Group balance sheet as at 31 December 2024. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a superscript ‘A’ throughout this document. Further information on these measures is set out below. Unless otherwise stated, commentary on pages 1 to 2 and pages 1 to 8 are given on an underlying basis.

The Group will publish the 2025 annual report and accounts and Pillar 3 disclosures on 18 February 2026. A copy of the disclosures will be available to view at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

ALTERNATIVE PERFORMANCE MEASURES

The statutory results are supplemented with those presented on an underlying basis and also with other alternative performance measures. This is to enable a comprehensive understanding of the Group and facilitate comparison with peers. The Group Executive Committee, which is the ‘chief operating decision maker’ (as defined by IFRS 8 Operating Segments) for the Group, reviews the Group’s results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax, an alternative performance measure, as a measure of performance and believes that it provides important information for investors. This is because it allows for a comparable representation of the Group’s performance by removing the impact of items such as volatility caused by market movements outside the control of management.

In arriving at underlying profit, statutory profit before tax is adjusted for the items below, to allow a comparison of the Group’s underlying performance:

●
Restructuring costs relating to merger, acquisition, integration and disposal activities

●
Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the Insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets

The analysis of lending and expected credit loss (ECL) allowances is presented on both a statutory and an underlying basis and a reconciliation between the two is shown on page 1. On a statutory basis, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses crystallise. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances. The statutory basis also includes an accounting adjustment within UK Motor Finance required under IFRS 9 to recognise a continuing involvement asset following the partial derecognition of a component of the Group's finance lease book via a securitisation in the third quarter of 2024.

The Group’s alternative performance measures may not be comparable with similarly titled measures used by other organisations and should not be viewed in isolation, but instead should be regarded as supplementary information alongside the statutory results. The exclusion of certain adjustments from underlying profit may result in it being materially higher or lower than statutory profit before tax, for example in the event of a large restructuring, underlying profit would be higher than statutory profit before tax.

ALTERNATIVE PERFORMANCE MEASURES (continued)

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. These metrics are not necessarily comparable to similarly titled measures presented by other companies and are not any more authoritative than measures presented in the financial statements, however management believes that they are useful in assessing the performance of the Group and in drawing comparisons between years. A description of these measures and their calculation, is given below. Alternative performance measures are used internally in the Group’s Monthly Management Report.

Asset quality ratio
The underlying impairment charge or credit for the period in respect of loans and advances to customers, both drawn and undrawn, expressed as a percentage of average gross loans and advances to customers for the period. This measure is useful in assessing the credit quality of the loan book.

Assets under administration (AuA)
AuA represents all assets managed or administered by or on behalf of the Group’s subsidiaries. It includes assets that are reported within the Group statutory balance sheet and those that are reported independently. It is a useful measure as it impacts potential earnings arising from Asset Management Charges and the relative size of the business.

Assets under administration (net flows)
AuA (net flows) measures the net position of inflows and outflows to AuAs and is a useful measure of growth in AuA. Inflows include net premiums and deposits and other funds received from customers included in AuA. Outflows include net claims, redemptions and surrenders under other funds withdrawn by customers from AuA. Net flows exclude market movements.

Banking net interest margin
Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross interest-earning banking assets for the period. This measure is useful in assessing the banking profitability.

Cost:income ratio
Total costs as a percentage of net income calculated on an underlying basis. This measure is useful in assessing the profitability of the Group’s operations before the effects of the underlying impairment credit or charge.

General insurance combined ratio
General insurance combined ratio is a key metric used in the insurance industry to assess an insurer's profitability and operational efficiency, with a ratio below 100% indicating profitability. It is calculated as incurred claims, and earned commission or earned expenses, expressed as a percentage of net insurance revenue.

Gross written premiums	Gross written premiums is a measure of the volume of General Insurance business written during the period. This measure is useful for assessing the growth of the General Insurance business.

Life and pensions sales (present value of new business premiums)
Present value of regular premiums plus single premiums from new business written in the current period. This measure is useful for assessing sales in the Group’s life, pensions and investments insurance business.

Loan to deposit ratio	Underlying loans and advances to customers divided by customer deposits.

Operating costs
Operating expenses adjusted to remove the impact of operating lease depreciation, remediation, restructuring costs, the amortisation of purchased intangibles, the insurance gross up and other statutory items.

New business value
This represents the value added to the contractual service margin and risk adjustment at the initial recognition of new contracts, net of acquisition expenses (derived from the statutory balance sheet movements) and any loss component on onerous contracts (which is recognised directly in the income statement) but does not include existing business increments.

ALTERNATIVE PERFORMANCE MEASURES (continued)

Pro forma CET1 ratio
CET1 ratio adjusted for the effect of the full impact of the announced ordinary share buyback programme. Where disclosed, the ratio is further adjusted for the effect of any dividend paid up by the Insurance business in the subsequent quarter prior to the publication of the financial results.

Return on tangible equity
Profit attributable to ordinary shareholders, annualised and divided by average tangible net assets. This measure is useful in providing a consistent basis with which to measure the Group’s performance.

Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the number of ordinary shares in issue. This measure is useful in assessing shareholder value.

Underlying profit before impairment
Underlying profit adjusted to remove the underlying impairment credit or charge. This measure is useful in allowing for a comparable representation of the Group’s performance before the effects of the forward-looking underlying impairment credit or charge.

Underlying profit
Statutory profit before tax adjusted for certain items as detailed above. This measure allows for a comparable representation of the Group’s performance by removing the impact of certain items including volatility caused by market movements outside the control of management.

The following table reconciles the Group’s income statement on a statutory basis to its underlying basis equivalent:

Statutory basis		Removal of:		Underlying basisA
	£m	Restructuring, volatility and other items1,2 £m	Insurance gross up3 £m	£m
2025
Net interest income	13,230	403	2	13,635	Underlying net interest income
Other income	6,192	(326)	254	6,120	Underlying other income
		(1,454)	–	(1,454)	Operating lease depreciation4
Total income	19,422	(1,377)	256	18,301	Net income
Operating expenses4	(11,966)	1,493	(256)	(10,729)	Total costs
Impairment charge	(795)	–	–	(795)	Underlying impairment charge
Profit before tax	6,661	116	–	6,777	Underlying profit

2024
Net interest income	12,277	578	(10)	12,845	Underlying net interest income
Other income	5,726	(375)	246	5,597	Underlying other income
		(1,325)	–	(1,325)	Operating lease depreciation4
Total income	18,003	(1,122)	236	17,117	Net income
Operating expenses4	(11,601)	1,496	(236)	(10,341)	Total costs
Impairment charge	(431)	(2)	–	(433)	Underlying impairment charge
Profit before tax	5,971	372	–	6,343	Underlying profit

1 In the year ended 31 December 2025 this comprised the effects of market and other volatility (gains of £72 million); the amortisation of purchased intangibles (£86 million); restructuring costs (£46 million); and fair value unwind (losses of £56 million).

2 In the year ended 31 December 2024 this comprised the effects of market and other volatility (losses of £144 million); the amortisation of purchased intangibles (£81 million); restructuring costs (£40 million); and fair value unwind (losses of £107 million).

3 Under IFRS 17, expenses which are directly associated with the fulfilment of insurance contracts are reported as part of the insurance service result within statutory other income. On an underlying basis these expenses remain within costs.

4 Net of losses on disposal of operating lease assets of £10 million (2024: profit of £59 million). Statutory operating expenses includes operating lease depreciation. On an underlying basis operating lease depreciation is included in net income.

ALTERNATIVE PERFORMANCE MEASURES (continued)

	2025 £m	2024 £m
Asset quality ratioA
Underlying impairment charge (£m)	(795)	(433)
Remove non-customer underlying impairment charge (credit) (£m)	1	(23)
Underlying customer related impairment charge (£m)	(794)	(456)

Loans and advances to customers (£bn)	481.5	459.9
Remove finance lease gross-up1 (£bn)	(0.4)	(0.8)
Underlying loans and advances to customersA (£bn)	481.1	459.1
Add back expected credit loss allowance (drawn, statutory basis) (£bn)	3.0	3.2
Add back acquisition related fair value adjustments (£bn)	0.1	0.1
Underlying gross loans and advances to customers (£bn)	484.2	462.4
Averaging (£bn)	(9.8)	(3.5)
Average underlying gross loans and advances to customers (£bn)	474.4	458.9

Asset quality ratioA	0.17%	0.10%

Banking net interest marginA
Underlying net interest incomeA (£m)	13,635	12,845
Remove non-banking underlying net interest expense (£m)	515	469
Banking underlying net interest income (£m)	14,150	13,314

Underlying gross loans and advances to customers (£bn)	484.2	462.4
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(11.3)	(10.0)
Other (£bn)	(0.1)	2.0
Interest-earning banking assets (£bn)	472.8	454.4
Averaging (£bn)	(9.9)	(3.2)
Average interest-earning banking assetsA (£bn)	462.9	451.2

Banking net interest marginA	3.06%	2.95%

Cost:income ratioA
Operating costsA (£m)	9,761	9,442
Remediation (£m)	968	899
Total costs (£m)	10,729	10,341
Net income (£m)	18,301	17,117

Cost:income ratioA	58.6%	60.4%

1 The finance lease gross up represents a statutory accounting adjustment required under IFRS 9 to recognise a continuing involvement asset following the partial derecognition of a component of the Group's finance lease book via a securitisation in the third quarter of 2024.

ALTERNATIVE PERFORMANCE MEASURES (continued)

	2025 £m	2024 £m
General insurance combined ratioA
Insurance revenue	752	655
Adjustment for:
Allocation of reinsurance premiums	(49)	(47)
Net insurance revenue	703	608

Total incurred claims	376	344
Total expenses	217	221
Insurance service expense	593	565
Adjustment for:
Amounts recoverable from reinsurers for incurred claims	(4)	(6)
Other operating expenses	38	33
Total commission and expenses	627	592

General insurance combined ratioA	89%	97%

Operating costsA
Operating expenses	11,966	11,601
Adjustment for:
Operating lease depreciation	(1,454)	(1,325)
Remediation	(968)	(899)
Restructuring	(46)	(40)
Amortisation of purchased intangibles	(86)	(81)
Insurance gross up	256	236
Other	93	(50)
Operating costsA	9,761	9,442

Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	4,196	3,923

Average ordinary shareholders’ equity (£bn)	40.5	40.0
Remove average goodwill and other intangible assets (£bn)	(7.8)	(8.0)
Average tangible equity (£bn)	32.7	32.0

Return on tangible equityA	12.9%	12.3%

Underlying profit before impairmentA
Statutory profit before tax (£m)	6,661	5,971
Remove impairment charge (£m)	795	431
Remove volatility and other items including restructuring (£m)	116	374
Underlying profit before impairmentA (£m)	7,572	6,776

Life and pensions sales (present value of new business premiums)A
Premiums received (£m)	10,620	10,679
Investment sales (£m)	13,715	10,986
Effect of capitalisation factor (£m)	4,047	3,609
Effect of annualisation (£m)	526	401
Gross premiums from existing long-term business (£m)	(7,861)	(7,426)
Life and pensions sales (present value of new business premiums)A (£m)	21,047	18,249

ALTERNATIVE PERFORMANCE MEASURES (continued)

	2025 £m	2024 £m
New business value of insurance and participating investment contracts recognised in the yearA
Contractual service margin	18	61
Risk adjustment for non-financial risk	60	65
Losses recognised on initial recognition	(92)	(93)
	(14)	33
Impacts of reinsurance contracts recognised in the year	46	39
Roll forward of new business to end of period including increments, single premiums and transfers, of contracts initially recognised in the year	48	35
Amounts relating to contracts modified to add a drawdown feature and recognised as new contracts	–	4
New business value of insurance and participating investment contracts recognised in the yearA	80	111

	At 31 Dec 2025	At 31 Dec 2024
Assets under administrationA
Total insurance assets	217,155	197,135
Adjustment for:
Assets not backing customer products within AuA	(5,483)	(10,423)
Structured entities consolidated under IFRS 10	(12,756)	(11,309)
Assets backing Insurance and annuity products not considered AuA	(15,446)	(14,849)
Investment products and share dealing business managed by Insurance, Pensions and Investments, but not on the consolidated balance sheet	99,087	89,858
Other	(2,934)	(3,281)
Total customer assets under administration	279,623	247,131

Loan to deposit ratioA
Underlying loans and advances to customersA (£bn)	481.1	459.1
Customer deposits (£bn)	496.5	482.7

Loan to deposit ratioA	97%	95%

Pro forma CET1 ratioA
CET1 ratio	14.0%	14.2%
Insurance dividend and share buyback accrual1	(0.8)%	(0.7)%
Pro forma CET1 ratioA	13.2%	13.5%

Tangible net assets per shareA
Ordinary shareholders’ equity (£m)	41,721	39,521
Goodwill and other intangible assets (£m)	(8,593)	(8,188)
Deferred tax effects and other adjustments (£m)	366	350
Tangible net assets (£m)	33,494	31,683

Ordinary shares in issue, excluding own shares	58,799m	60,491m

Tangible net assets per shareA	57.0p	52.4p

1 Reflects a reduction for the impact of the announced ordinary share buyback programme. 31 December 2024 also reflects an increase for the dividend paid up by the Insurance business in February 2025. The CET1 and pro forma CET1 ratios at 31 December 2025 both reflect an ordinary dividend received from the Insurance business in December 2025, that would previously have been received in February of the following year.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the escalation of conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

020 7356 1571

douglas.radcliffe@lloydsbanking.com

Rohith Chandra-Rajan

Director of Investor Relations
07353 885 690

rohith.chandra-rajan@lloydsbanking.com

Nora Thoden

Director of Investor Relations – ESG

020 7356 2334

nora.thoden@lloydsbanking.com

Tom Grantham

Investor Relations Senior Manager

07851 440 091

thomas.grantham@lloydsbanking.com

Sarah Robson

Investor Relations Senior Manager

07494 513 983

sarah.robson2@lloydsbanking.com

CORPORATE AFFAIRS

Matt Smith

Head of Media Relations

07788 352 487

matt.smith@lloydsbanking.com

Emma Fairhurst

Media Relations Senior Manager

07814 395 855

emma.fairhurst@lloydsbanking.com

Copies of this News Release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 33 Old Broad Street, London, EC2N 1HZ
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC095000
LEI 549300PPXHEU2JF0AM85

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 29 January 2026